All financial figures are unaudited and presented in Canadian dollars unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from Suncor Energy Inc.’s (Suncor or the company) Libya operations, which are presented on an economic basis. Certain financial measures in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP and Other Financial Measures Advisory section of this document. See also the Advisories section of this document. References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude.
“In 2022, we returned nearly $8 billion of value to our shareholders through dividends and share repurchases, representing approximately 43% of our record adjusted funds from operations of  $18 billion,” said Kris Smith, Interim President and Chief Executive Officer. “We allocated nearly 60% of our excess funds to share buybacks and approximately 40% to debt reduction, and we’re exiting the year with the highest dividend per share in our company’s history, all of which reflect our unwavering commitment to maximizing shareholder returns.”
(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document and the Adjusted Operating Earnings Reconciliation below for a reconciliation of net earnings to adjusted operating earnings.

(2)
Excludes capitalized interest for all periods presented. Excludes capital expenditures related to assets held for sale of  $19 million in the first quarter of 2022, $36 million in the second quarter of 2022, $38 million in the third quarter of 2022 and $40 million in the fourth quarter of 2022.

(3)
Share repurchases per share are calculated as the total cost of share repurchases divided by the weighted average number of shares outstanding for the applicable period.

•
Adjusted funds from operations(1)(2) increased to $4.189 billion ($3.11 per common share) in the fourth quarter of 2022, compared to $3.144 billion ($2.17 per common share) in the prior year quarter. Cash flow provided by operating activities, which includes changes in non-cash working capital, increased to $3.924 billion ($2.91 per common share) in the fourth quarter of 2022, compared to $2.615 billion ($1.80 per common share) in the prior year quarter.

•
Adjusted operating earnings(1)(2) increased to $2.432 billion ($1.81 per common share) in the fourth quarter of 2022, compared to $1.294 billion ($0.89 per common share) in the prior year quarter. Net earnings increased to $2.741 billion ($2.03 per common share) in the fourth quarter of 2022, compared to $1.553 billion ($1.07 per common share) in the prior year quarter.

•
Production from the company’s Oil Sands assets was 688,100 barrels per day (bbls/d) in the fourth quarter of 2022, compared to 665,900 bbls/d in the prior year quarter, with the current period including record quarterly production at Firebag.

•
In 2022, Syncrude delivered record annual mine bitumen production, with both strong synthetic crude oil (SCO) production and by capitalizing on the company’s regional integration through transfers on the interconnecting pipelines, all of which helped to achieve Suncor’s second highest annual SCO production of 480,000 bbls/d.

•
Refining and Marketing (R&M) generated adjusted funds from operations(3) of  $1.663 billion in the fourth quarter of 2022, or $2.102 billion excluding the impacts of a first-in, first-out (FIFO) inventory valuation loss(4) of  $439 million, compared to $869 million of adjusted funds from operations in the prior year quarter, or $708 million excluding the impacts of a FIFO inventory valuation gain(4) of  $161 million.

•
In 2022, Suncor returned over $7.7 billion of value to its shareholders, compared to $3.9 billion in the prior year. Record shareholder returns in 2022 included $2.6 billion of dividends paid and $5.1 billion in share repurchases. In 2022, the company repurchased a record 116.9 million common shares at an average price of  $43.92 per common share, or the equivalent of 8.1% of its common shares as at December 31, 2021.

•
In the fourth quarter of 2022, Suncor’s Board of Directors (the Board) approved a quarterly dividend of  $0.52 per share, a 23.8% increase over the fourth quarter of 2021 dividend and the highest quarterly dividend per share in the company’s history.

•
Subsequent to the fourth quarter of 2022, the Board approved a renewal of the company’s normal course issuer bid (NCIB) for the repurchase of up to 10% of Suncor’s public float as at February 3, 2023, over a twelve-month period, and concurrently, the Toronto Stock Exchange (TSX) accepted a notice filed by Suncor to renew its NCIB in respect of the repurchase of such shares.

•
In support of its net debt reduction and annual capital allocation targets, the company reduced net debt(1) by nearly $1.0 billion in the fourth quarter of 2022, or $745 million excluding the impact of a $200 million unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt. In 2022, the company reduced net debt by over $2.5 billion, or approximately $3.2 billion excluding the impact of a $729 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt. The significant reduction in debt provides ongoing balance sheet flexibility, reduces long-term financing costs, and demonstrates the company’s confidence in its business and commitment to reducing net debt.

•
In the fourth quarter of 2022, as a result of a comprehensive strategic review of its downstream retail business, the company announced that it will retain and continue to improve and optimize the Petro-Canada™ retail business.

•
Subsequent to the fourth quarter of 2022, the company completed the sale of its wind and solar assets, and the acquisition of an additional working interest in Fort Hills, bringing the company’s total aggregate working interest in Fort Hills to 68.76%. The sale process for the company’s U.K. E&P portfolio is progressing, with a sale anticipated to close in mid-2023.

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document and the Adjusted Operating Earnings Reconciliation below for a reconciliation of net earnings to adjusted operating earnings.

(2)
Beginning in the fourth quarter of 2021, the company revised the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish these non-GAAP financial measures from their respective comparable GAAP measures and better reflect the purpose of such measures. The composition of these measures remained unchanged and therefore no prior periods were revised.

(3)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this document for a discussion on income taxes.

(4)
The estimated impact of the last-in, first-out (LIFO) method is a non-GAAP financial measure. FIFO inventory valuation includes the impact of commodity risk management activities. See the Non-GAAP and Other Financial Measures Advisory section of this document.

2   2022 Fourth Quarter   Suncor Energy Inc.

Financial Results
Adjusted Operating Earnings
Suncor’s adjusted operating earnings increased to $2.432 billion ($1.81 per common share) in the fourth quarter of 2022, compared to $1.294 billion ($0.89 per common share) in the prior year quarter, primarily due to significantly higher crude oil and refined product realizations, reflecting the improved business environment in the current quarter and higher upstream production, partially offset by increased operating expenses and income taxes. Adjusted operating earnings were also impacted by a weakening in benchmark pricing during the current quarter, compared to a strengthening in benchmark pricing in the prior year quarter, resulting in a FIFO inventory valuation loss in the fourth quarter of 2022, compared to a gain in the prior year quarter.
Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this document.

(2)
All reconciling items are presented on a before-tax basis and adjusted for income taxes in the Income Tax bridge factor.

(3)
The bridge factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and the realized portion of commodity risk management activities reported in the R&M segment, and changes in the intersegment elimination of profit reported in the Corporate and Eliminations segment.

Net Earnings
The company had net earnings of  $2.741 billion ($2.03 per common share) in the fourth quarter of 2022, compared to $1.553 billion ($1.07 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings discussed above, net earnings for the fourth quarter of 2022 included a $200 million unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt recorded in financing expenses, a $106 million unrealized loss on risk management activities recorded in other income (loss) and a $215 million income tax recovery excluded from adjusted operating earnings. Net earnings in the prior year quarter included a $227 million gain on the sale of the company’s interest in the Golden Eagle Area Development, a $25 million unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt recorded in financing expenses, a $14 million unrealized gain on risk management activities recorded in other income (loss) and a $7 million income tax expense excluded from adjusted operating earnings.
2022 Fourth Quarter   Suncor Energy Inc.   3

Adjusted Operating Earnings Reconciliation(1)
	Three months ended December 31		Twelve months ended December 31
($ millions)	2022	2021	2022	2021
Net earnings	2 741	1 553	9 077	4 119

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(200)	(25)	729	(113)

Unrealized loss (gain) on risk management activities	106	(14)	5	(6)

Asset impairment (reversal)(2)	—	—	2 752	(221)

Recognition of insurance proceeds(3)	—	—	(147)	—

(Gain) loss on significant disposal(4)	—	(227)	65	(227)

Restructuring charge(5)	—	—	—	168

Loss on early repayment of long-term debt(6)	—	—	—	80

Income tax (recovery) expense excluded from adjusted operating earnings(7)	(215)	7	(915)	5
Adjusted operating earnings(1)	2 432	1 294	11 566	3 805

(1)
Adjusted operating earnings is a non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense excluded from adjusted operating earnings line. See the Non-GAAP and Other Financial Measures Advisory section of this document.

(2)
In the second quarter of 2022, as a result of the decision to restart the West White Rose Project, the company recorded a non-cash impairment reversal of  $715 million on its share of the White Rose assets in the E&P segment. Also during the second quarter of 2022, as a result of the company’s expected sale of its E&P assets in Norway, and the subsequently reached agreement for such sale, the company recorded a non-cash impairment of  $70 million against its share of its assets in Norway in the E&P segment. During the third quarter of 2022, in connection with the company entering into a conditional agreement to acquire Teck Resources Limited’s (Teck) interest in Fort Hills, as well as updates to the Fort Hills long-range plan including production and operating cost plans, the company recorded a non-cash impairment of  $3.397 billion against its share of the Fort Hills assets in the Oil Sands segment. During the third quarter of 2021, the company recorded a non-cash impairment reversal of  $221 million against its share of the Terra Nova assets, in the E&P segment, as a result of the Asset Life Extension Project moving forward and the benefit of royalty and financial support from the Government of Newfoundland and Labrador.

(3)
During the third quarter of 2022, the company recorded $147 million of property damage insurance proceeds in other income (loss) related to the company’s assets in Libya in the E&P segment.

(4)
During the third quarter of 2022, the company incurred a $65 million foreign exchange loss related to the sale of the company’s share of its assets in Norway in the E&P segment.

(5)
During the first quarter of 2021, the company recorded a restructuring charge in operating, selling & general (OS&G) expenses related to workforce-reduction plans.

(6)
During the third quarter of 2021, the company recorded a loss of  $80 million for the early repayment of long-term debt.

(7)
In the fourth quarter of 2022, income tax (recovery) expense excluded from adjusted operating earnings includes a deferred income tax recovery of  $171 million related to the anticipated sale of the company’s U.K. E&P portfolio and a current income tax recovery of  $39 million related to the sale of its wind and solar assets.

Adjusted Funds from Operations and Cash Flow Provided by Operating Activities
Adjusted funds from operations increased to $4.189 billion ($3.11 per common share) in the fourth quarter of 2022, compared to $3.144 billion ($2.17 per common share) in the prior year quarter. Adjusted funds from operations were influenced by the same factors impacting adjusted operating earnings noted above.
Cash flow provided by operating activities, which includes changes in non-cash working capital, increased to $3.924 billion ($2.91 per common share) in the fourth quarter of 2022, compared to $2.615 billion ($1.80 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was impacted by a smaller use of cash associated with the company’s working capital balances in the fourth quarter of 2022 compared to the prior year quarter.
4   2022 Fourth Quarter   Suncor Energy Inc.

Operating Results
Suncor’s total upstream production increased to 763,100 barrels of oil equivalent per day (boe/d) in the fourth quarter of 2022, compared to 743,300 boe/d in the prior year quarter, primarily driven by increased production from the company’s Oil Sands assets.
The company’s net SCO production was 517,500 bbls/d in the fourth quarter of 2022, comparable to 515,000 bbls/d in the prior year quarter. Increased SCO production at Syncrude, reflecting 99% upgrader utilization in the fourth quarter of 2022, compared to 90% in the prior year quarter, was partially offset by decreased production at Oil Sands Base as the current quarter was impacted by the completion of planned maintenance activities that commenced in the third quarter of 2022.
The company’s non-upgraded bitumen production increased to 170,600 bbls/d in the fourth quarter of 2022, compared to 150,900 bbls/d in the fourth quarter of 2021, primarily due to increased production from Fort Hills and record quarterly production from Firebag.
Non-upgraded bitumen production from the company’s In Situ assets in the fourth quarter of 2022 was higher than the prior year quarter, with an overall increase in bitumen production volumes being partially offset by increased Firebag production being diverted to upgrading in the current period, as the prior year quarter was impacted by maintenance activities at Firebag. During the fourth quarter of 2022, the company also leveraged its asset flexibility and marketing and trading expertise, including its midstream and logistics network, to mitigate third-party pipeline disruptions, resulting in additional non-upgraded bitumen production being sold to market.
E&P production during the fourth quarter of 2022 was 75,000 boe/d, compared to 77,400 boe/d in the prior year quarter. The decrease in production was primarily due to asset sales at E&P International, partially offset by increased production at E&P Canada.
Upstream production in 2023 is expected to be impacted by the disciplined decisions the company has taken to streamline its portfolio to enable greater fit and focus and drive value from its core business. This includes increased production associated with the company’s additional working interest in Fort Hills, partially offset by reduced production reflecting the execution of its 36-month mine improvement plan, continued strong production from the company’s In Situ assets, and the Terra Nova return to production in the second quarter of 2023, partially offset by the anticipated sale of the company’s U.K. E&P business in 2023.
“We achieved combined upgrader utilization of 96% this quarter, delivered record Firebag production, and leveraged our asset and production flexibility as well as our midstream expertise to maximize the value of our barrels. In the downstream, we delivered refinery utilizations of 94%, supporting our ability to maximize margin capture in a robust demand environment,” said Smith. “We have worked hard to mitigate the impacts of the weather-related outage at the Commerce City refinery and, as a result, we anticipate a return to normal production rates by the end of the first quarter. Looking ahead in 2023, we will continue to focus on the delivery of safe and reliable operations across the business.”
Refinery crude throughput was 440,000 bbls/d and refinery utilization was 94% in the fourth quarter of 2022, compared to 447,000 bbls/d and 96% in the prior year quarter, with the decrease due to unplanned maintenance in the current period, including the weather-related event that occurred late in the quarter at the company’s Commerce City refinery. Refined product sales in the fourth quarter of 2022 were 548,200 bbls/d, comparable to 550,100 bbls/d in the prior year quarter.
Progressive restart activities at the company’s Commerce City refinery are currently underway, and the asset is anticipated to return to normal production rates by the end of the first quarter.
The company’s total OS&G expenses were $3.556 billion in the fourth quarter of 2022, compared to $2.978 billion in the prior year quarter. The increase was mainly due to a significant increase in commodity input costs, including higher natural gas prices, increased maintenance, inflationary impacts and increased share-based compensation expense in the fourth quarter of 2022 compared to the prior year quarter. The company’s exposure to higher natural gas costs is partially mitigated by revenue from power sales that is recorded in operating revenues.
Strategy Update
“Our top priority going into 2023 is driving the improved safety and operational performance of our company through our operational excellence principles, which in turn will deliver increased returns to shareholders,” said Smith. “Our goal is to leverage our competitive advantages, including the scale and size of our integrated model, our regional oil sands advantage, and the improved fit and focus of our asset base, to drive cost and capital efficiency and maximize value from every barrel.”
Suncor is laser focused on driving improved safety and operational performance across the company, and ensuring that it delivers competitive and sustainable value to its shareholders. Looking ahead, the company is executing on its clear and accelerated plans to improve its safety performance. This includes a full-scale implementation of collision awareness and fatigue management technologies, with installations occurring on over one thousand pieces of mobile mining equipment. Suncor will be the first oil sands operator to execute a full-scale implementation of these technologies, and the company is on track to go live
2022 Fourth Quarter   Suncor Energy Inc.   5

by the end of 2023. The company’s rigorous safety improvement plans also include strengthening its risk management systems, improving its contractor safety management and doubling the safety weighting in its annual incentive program to drive safety across the business.
In the fourth quarter of 2022, Suncor’s Board, with the support of external advisors, completed a comprehensive strategic review of its downstream retail business. As a result of the review, the company announced that it will retain and optimize the Petro-Canada™ retail business, with the goal of further strengthening Suncor’s integrated R&M business and driving increased long-term value for shareholders. The enhancement of Suncor’s retail business will include changing the mix ownership model of the company-owned and controlled, dealer-owned and partnership sites. Economic investment in 2023 is expected to be focused on company-owned and controlled sites, in the most profitable sites and markets, while optimizing the non-company-controlled sites in less densely populated areas, using alternative ownership structures and partnerships to grow the brand’s scale and presence. These activities will also include the continued expansion of strategic partnerships in non-fuel-related businesses such as quick service restaurants, convenience stores, loyalty partnerships and energy transition offerings to provide low-carbon solutions to its customers.
In its Oil Sands business, the company is focused on leveraging its regional scale and standardized processes to drive cost efficiencies and reliability improvements, in addition to leveraging its interconnected asset base, including the interconnecting pipelines between Oil Sands Base and Syncrude, to improve the scope, duration and sequencing of turnarounds. In 2022, the company completed and commissioned the new paraffinic froth treatment (PFT) hot bitumen transfer piping which enables transfers of up to 60,000 bbls/d of PFT from Fort Hills to upgrading at Oil Sands Base, further increasing the company’s regional integration and flexibility. The company continues to progress opportunities to further increase the integration and flexibility of its operations, which allows the company to manage through both internal and external market factors, and to respond to dynamic market conditions.
At Fort Hills, in the fourth quarter of 2022, the company commenced its 36-month mine improvement plan, which includes an accelerated sequence of mine development relative to historical plans, during which time the asset is expected to operate at lower than 90% production rates. During the fourth quarter of 2022, the company entered into an agreement to acquire Teck’s 21.3% interest in the Fort Hills Project (Fort Hills) and its associated sales and logistics agreements for $1.0 billion, subject to working capital and other closing adjustments. Subsequent to the fourth quarter of 2022, TotalEnergies EP Canada Ltd. provided notice of the exercise of its contractual right of first refusal to acquire from Teck a 6.65% interest in Fort Hills, which reduced the amount of working interest available for Suncor to purchase. As a result, on February 2, 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills for $688 million, before working capital and other closing adjustments, bringing the company’s and its affiliate’s total aggregate working interest in Fort Hills to 68.76%. The acquisition of the additional interest in Fort Hills is a strategic fit with the company’s focus on its core assets, and underscores the company’s confidence in the long-term value of the asset. At Syncrude, operating costs in 2023 are expected to increase as a result of structural mine progression factors that include longer hauling distances and increased tonnage and tailing requirements. Suncor’s primary focus for cost management in 2023 will be to continue efforts to sustainably reduce controllable operating costs to offset inflationary pressures as much as possible, as well as the structural mine factors at Syncrude and Fort Hills, that are anticipated to increase near-term operating costs in its mining business.
By the end of 2022, the company achieved approximately $865 million of incremental free funds flow(1) through the implementation of digital, process and technology initiatives. The operating costs portion of the savings generated from these improvement initiatives is partially offsetting inflationary pressures and increased mining costs in the company’s Oil Sands business. In addition, the company achieved $300 million of annual gross synergies for the Syncrude joint venture owners by the end of 2022, through workforce efficiencies and regional optimization.
The company continues to progress its disciplined decisions to streamline its portfolio to enable greater fit and focus and drive value from its core business. The sale process for the company’s U.K. E&P portfolio is progressing, with a sale anticipated to close in mid-2023. In E&P Canada, investment in the Terra Nova Floating, Production, Storage and Offloading facility related to the Asset Life Extension Project was substantially progressed in 2022, and the asset has returned to Canada, with a safe return to production expected in the second quarter of 2023.
Subsequent to the fourth quarter of 2022, the company completed the sale of its wind and solar assets for gross proceeds of approximately $730 million, before closing adjustments and other closing costs, resulting in an estimated after-tax gain on sale of approximately $260 million. The sale of these assets allows greater focus and investment in hydrogen and renewable fuels, and accelerates the company’s progress towards its net-zero greenhouse gas (GHG) objective with investments that are complementary to its base business and that leverage its existing expertise.
Reducing GHG emissions is a key component of the company’s business strategy and long-term vision. In support of Suncor’s ambition to be net-zero by 2050, the company works collaboratively with industry peers through the Pathways Alliance and also with Federal and Provincial governments. Subsequent to the fourth quarter of 2022, the Pathways Alliance was awarded exploratory rights from the Government of Alberta for the proposed carbon capture and storage hub to safely and permanently store CO2 captured from over 20 oil sands facilities in northern Alberta.

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

6   2022 Fourth Quarter   Suncor Energy Inc.

Looking forward, capital expenditures continue to be focused on asset sustainment and maintenance projects designed to support safe and reliable operations. Economic capital spend will be focused on advancing high-return projects and investments that are expected to enhance value within the company’s existing assets base and accelerate the company’s progress towards its net-zero GHG objective. Planned economic investment in 2023 is expected to include expenditures related to the replacement of the coke-fired boilers at Oil Sands Base with a cogeneration facility, which is expected to be in service in late 2024 and substantially contribute to the company’s net-zero GHG objective, the Upgrader 1 coke drum replacement at Oil Sands Base, which is expected to be in service in late 2025, the Mildred Lake West Extension project, which is expected to come online in late 2025, investment in the West White Rose Project, with production expected to commence in the first half of 2026, and economic investment in the optimization of the Petro-Canada™ retail business.
In 2022, the company executed on its capital allocation framework, returning record value to shareholders of over $7.7 billion, while simultaneously reducing net debt by over $2.5 billion, or approximately $3.2 billion excluding the impact of a $729 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt. Record shareholder returns in 2022 included approximately $2.6 billion of dividends paid and approximately $5.1 billion in share repurchases, representing a record rate of share repurchases for the year. Demonstrating management’s confidence in the company’s ability to generate sustainable and increasing cash flows, and its commitment to increasing shareholder returns, the company increased its dividend per share twice in 2022, most recently in the fourth quarter, to $0.52 per share, a 23.8% increase over the fourth quarter of 2021 dividend and the highest quarterly dividend per share in the company’s history.
Looking ahead in 2023, the company will continue to execute on its capital allocation framework. Based on current business plans and commodity pricing, the company expects to increase its share buyback allocation to 75% by the end of the first quarter of 2023, and to continue to progress towards its net debt reduction targets in 2023. The sustainability of, and ability to grow, the company’s dividend is a top focus for Suncor and future dividend growth will continue to be a priority as momentum is demonstrated through reliable operational performance and optimization of the business. As well, as the company executes share buybacks, the lower outstanding share count will allow the company to increase its per-share dividend.
Subsequent to the fourth quarter of 2022, the Board approved a renewal of the company’s NCIB for the repurchase of up to 10% of Suncor’s public float as at February 3, 2023, over a twelve-month period, and concurrently, the TSX accepted a notice filed by Suncor to renew its NCIB in respect of the repurchase of such shares.
Corporate Guidance
Suncor has updated its 2023 Fort Hills production range from 90,000 bbls/d–100,000 bbls/d to 85,000 bbls/d–95,000 bbls/d, to reflect the lower incremental working interest purchased from Teck of 14.65%, with no change to Suncor’s total upstream production range.
For further details and advisories regarding Suncor’s 2023 corporate guidance, see www.suncor.com/guidance.
Normal Course Issuer Bid
Subsequent to the fourth quarter of 2022, the TSX accepted a notice filed by Suncor to renew its NCIB to purchase the company’s common shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading systems. The notice provides that, beginning February 17, 2023, and ending February 16, 2024, Suncor may purchase for cancellation up to 132,900,000 common shares, which is equal to approximately 10% of Suncor’s public float as of February 3, 2023. On February 3, 2023, Suncor had 1,330,006,760 common shares issued and outstanding.
The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term strategy.
Pursuant to Suncor’s previous NCIB, as amended on May 9, 2022, Suncor agreed that it would not purchase more than 143,500,000 common shares between February 8, 2022, and February 7, 2023. Between February 8, 2022, and February 7, 2023, and pursuant to Suncor’s previous NCIB (as amended), Suncor repurchased 118,143,500 shares on the open market for approximately $5.248 billion, at a weighted average price of  $44.42 per share.
Subject to the block purchase exemption that is available to Suncor for regular open market purchases under the NCIB, Suncor will limit daily purchases of Suncor common shares on the TSX in connection with the NCIB to no more than 25% (2,696,377 common shares) of the average daily trading volume of Suncor’s common shares on the TSX during the previous six-month period (10,785,510 common shares). Purchases under the NCIB will be made through open market purchases at market price, as well as by other means as may be permitted by securities regulatory authorities. Suncor expects to enter into an automatic share purchase plan in relation to purchases made in connection with the NCIB on February 17, 2023.
Measurement Conversions
Certain natural gas volumes in this document have been converted to boe on the basis of one bbl to six mcf. See the Advisories section of this document.
2022 Fourth Quarter   Suncor Energy Inc.   7

FOURTH QUARTER DISCUSSION
February 14, 2023
Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor is also listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).
Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor’s Annual Information Form dated February 23, 2022 (the 2021 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and on our website at www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this document, and is not incorporated into this document by reference.
Suncor Energy Inc. has numerous direct and indirect subsidiaries, partnerships and joint arrangements (collectively, affiliates), which own and operate assets and conduct activities in different jurisdictions. The terms “we”, “our”, “Suncor”, or “the company” are used herein for simplicity of communication and only mean there is an affiliation with Suncor Energy Inc., without necessarily identifying the specific nature of the affiliation. The use of such terms in any statement herein does not mean they apply to Suncor Energy Inc. or any particular affiliate, and does not waive the corporate separateness of any affiliate. For further clarity, Suncor Energy Inc. does not directly operate or own assets in the U.S.
8   2022 Fourth Quarter   Suncor Energy Inc.

1. ADVISORIES
Basis of Presentation
Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), which is within the framework of International Financial Reporting Standards (IFRS) as issued by the IASB.
All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libya operations, which are presented on an economic basis.
References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude.
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this document for a discussion on income taxes.
Non-GAAP and Other Financial Measures
Certain financial measures in this document – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in return on capital employed (ROCE) and ROCE excluding impairments and impairment reversals, price realizations, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, free funds flow, net debt, total debt, last-in, first-out (LIFO) inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. Adjusted operating earnings (loss) is defined in the Non-GAAP and Other Financial Measures Advisory section of this document and reconciled to the most directly comparable GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of this document. Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs and LIFO inventory valuation methodology are defined in the Non-GAAP and Other Financial Measures Advisory section of this document and reconciled to the most directly comparable GAAP measures in the Segment Results and Analysis section of this document. Adjusted funds from (used in) operations, ROCE, ROCE excluding impairments and impairment reversals, price realizations, free funds flow, net debt, total debt, refining and marketing gross margin, and refining operating expense are defined and reconciled, where applicable, to the most directly comparable GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of this document.
Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish these non-GAAP financial measures from their respective comparable GAAP measures and better reflect the purpose of such measures. The composition of these measures remained unchanged and therefore no prior periods were revised.
Risk Factors and Forward-Looking Information
The company’s business, reserves, financial condition and results of operations may be affected by a number of factors, including, but not limited to, the factors described within the Forward-Looking Information section of this document. This document contains forward-looking information based on Suncor’s current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this document, Suncor’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2021, dated February 23, 2022 (the 2021 annual MD&A), and Suncor’s other disclosure documents filed with Canadian securities regulatory authorities and the SEC, many of which are beyond the company’s control. Users of this information are cautioned that actual results may differ materially. Refer to the Forward-Looking Information section of this document for information on the material risk factors and assumptions underlying our forward-looking information contained in this document.
Measurement Conversions
Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy-equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.
Common Abbreviations
For a list of abbreviations that may be used in this document, refer to the Common Abbreviations section of this document.
2022 Fourth Quarter   Suncor Energy Inc.   9

FOURTH QUARTER DISCUSSION
2. FOURTH QUARTER HIGHLIGHTS
•
Fourth quarter financial results

•
Suncor’s adjusted operating earnings(1)(2) increased to $2.432 billion ($1.81 per common share) in the fourth quarter of 2022, compared to $1.294 billion ($0.89 per common share) in the prior year quarter, primarily due to significantly higher crude oil and refined product realizations, reflecting the improved business environment in the current quarter and higher upstream production, partially offset by increased operating expenses and income taxes. Adjusted operating earnings were also impacted by a weakening in benchmark pricing during the current quarter, compared to a strengthening in benchmark pricing in the prior year quarter, resulting in a first-in, first-out (FIFO) inventory valuation loss in the fourth quarter of 2022, compared to a gain in the prior year quarter.

•
The company had net earnings of  $2.741 billion ($2.03 per common share) in the fourth quarter of 2022, compared to $1.553 billion ($1.07 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings discussed above, net earnings for the fourth quarter of 2022 included a $200 million unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt recorded in financing expenses, a $106 million unrealized loss on risk management activities recorded in other income (loss) and a $215 million income tax recovery excluded from adjusted operating earnings. Net earnings in the prior year quarter included a $227 million gain on the sale of the company’s interest in the Golden Eagle Area Development, a $25 million unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt recorded in financing expenses, a $14 million unrealized gain on risk management activities recorded in other income (loss) and a $7 million income tax expense excluded from adjusted operating earnings.

•
Adjusted funds from operations(1)(2) increased to $4.189 billion ($3.11 per common share) in the fourth quarter of 2022, compared to $3.144 billion ($2.17 per common share) in the prior year quarter. Adjusted funds from operations were influenced by the same factors impacting adjusted operating earnings noted above. Cash flow provided by operating activities, which includes changes in non-cash working capital, increased to $3.924 billion ($2.91 per common share) in the fourth quarter of 2022, compared to $2.615 billion ($1.80 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was impacted by a smaller use of cash associated with the company’s working capital balances in the fourth quarter of 2022 compared to the prior year quarter.

•
Record Firebag production. Production from the company’s Oil Sands assets was 688,100 bbls/d in the fourth quarter of 2022, compared to 665,900 bbls/d in the prior year quarter, with the current period including record quarterly production at Firebag.

•
Syncrude record annual performance. In 2022, Syncrude delivered record annual mine bitumen production, with both strong SCO production and by capitalizing on the company’s regional integration through transfers on the interconnecting pipelines, all of which helped to achieve Suncor’s second highest annual SCO production of 480,000 bbls/d.

•
Strong Refining and Marketing (R&M) cash flows. R&M generated adjusted funds from operations(3) of  $1.663 billion in the fourth quarter of 2022, or $2.102 billion excluding the impacts of a FIFO inventory valuation loss(4) of  $439 million, compared to $869 million of adjusted funds from operations in the prior year quarter, or $708 million excluding the impacts of a FIFO inventory valuation gain(4) of  $161 million.

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document and the Adjusted Operating Earnings Reconciliation below for a reconciliation of net earnings to adjusted operating earnings.

(2)
Beginning in the fourth quarter of 2021, the company revised the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish these non-GAAP financial measures from their respective comparable GAAP measures and better reflect the purpose of such measures. The composition of these measures remained unchanged and therefore no prior periods were revised.

(3)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this document for a discussion on income taxes.

(4)
The estimated impact of the last-in, first-out (LIFO) method is a non-GAAP financial measure. FIFO inventory valuation includes the impact of commodity risk management activities. See the Non-GAAP and Other Financial Measures Advisory section of this document.

10   2022 Fourth Quarter   Suncor Energy Inc.

•
Record annual shareholder returns. In 2022, Suncor returned over $7.7 billion of value to its shareholders, compared to $3.9 billion in the prior year. Record shareholder returns in 2022 included $2.6 billion of dividends paid and $5.1 billion in share repurchases. In 2022, the company repurchased a record 116.9 million common shares at an average price of  $43.92 per common share, or the equivalent of 8.1% of its common shares as at December 31, 2021.

•
Dividend increase. In the fourth quarter of 2022, Suncor’s Board of Directors (the Board) approved a quarterly dividend of $0.52 per share, a 23.8% increase over the fourth quarter of 2021 dividend and the highest quarterly dividend per share in the company’s history.

•
Renewal of share repurchase program. Subsequent to the fourth quarter of 2022, the Board approved a renewal of the company’s normal course issuer bid (NCIB) for the repurchase of up to 10% of Suncor’s public float as at February 3, 2023, over a twelve-month period, and concurrently, the Toronto Stock Exchange (TSX) accepted a notice filed by Suncor to renew its NCIB in respect of the repurchase of such shares.

•
Significant debt reduction. In support of its net debt reduction and annual capital allocation targets, the company reduced net debt(1) by nearly $1.0 billion in the fourth quarter of 2022, or $745 million excluding the impact of a $200 million unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt. In 2022, the company reduced net debt by over $2.5 billion, or approximately $3.2 billion excluding the impact of a $729 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt. The significant reduction in debt provides ongoing balance sheet flexibility, reduces long-term financing costs, and demonstrates the company’s confidence in its business and commitment to reducing net debt.

•
Results of retail review. In the fourth quarter of 2022, as a result of a comprehensive strategic review of its downstream retail business, the company announced that it will retain and continue to improve and optimize the Petro-Canada™ retail business.

•
Driving fit and focus of asset portfolio. Subsequent to the fourth quarter of 2022, the company completed the sale of its wind and solar assets, and the acquisition of an additional working interest in Fort Hills, bringing the company’s total aggregate working interest in Fort Hills to 68.76%. The sale process for the company’s U.K. E&P portfolio is progressing, with a sale anticipated to close in mid-2023.

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document and the Adjusted Operating Earnings Reconciliation below for a reconciliation of net earnings to adjusted operating earnings.

2022 Fourth Quarter   Suncor Energy Inc.   11

FOURTH QUARTER DISCUSSION
3.
CONSOLIDATED FINANCIAL INFORMATION

Financial Highlights
	Three months ended December 31		Twelve months ended December 31
($ millions)	2022	2021	2022	2021
Earnings (loss) before income taxes(1)

Oil Sands	1 625	1 169	5 633	2 825

Exploration and Production	578	603	3 221	1 791

Refining and Marketing	1 517	599	5 694	2 867

Corporate and Eliminations	(182)	(317)	(2 232)	(1 913)

Income tax expense	(797)	(501)	(3 239)	(1 451)
Net earnings	2 741	1 553	9 077	4 119
Adjusted operating earnings (loss)(1)(2)

Oil Sands	1 719	1 172	9 042	2 829

Exploration and Production	578	376	2 494	1 343

Refining and Marketing	1 529	582	5 687	2 857

Corporate and Eliminations	(382)	(342)	(1 503)	(1 778)

Income tax expense included in adjusted operating earnings	(1 012)	(494)	(4 154)	(1 446)
Total	2 432	1 294	11 566	3 805
Adjusted funds from (used in) operations(1)(2)

Oil Sands	2 929	2 459	13 831	7 575

Exploration and Production	719	565	3 178	1 951

Refining and Marketing	1 663	869	6 561	3 831

Corporate and Eliminations	(273)	(252)	(1 240)	(1 705)

Current income tax expense	(849)	(497)	(4 229)	(1 395)
Total	4 189	3 144	18 101	10 257
Change in non-cash working capital	(265)	(529)	(2 421)	1 507

Cash flow provided by operating activities	3 924	2 615	15 680	11 764
Capital and exploration expenditures(3)(4)

Asset sustainment and maintenance	936	748	3 315	3 057

Economic investment	322	398	1 504	1 354
Total	1 258	1 146	4 819	4 411
	Three months ended December 31		Twelve months ended December 31
($ millions)	2022	2021	2022	2021
Free funds flow(2)	2 887	1 960	13 114	5 702

(1)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this document for a discussion on income taxes.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

(3)
Excludes capitalized interest of  $44 million in the fourth quarter of 2022 and $38 million in the fourth quarter of 2021.

(4)
Excludes capital expenditures related to assets held for sale of  $40 million in the fourth quarter of 2022 and $133 million for the twelve months ended December 31, 2022.

12   2022 Fourth Quarter   Suncor Energy Inc.

Operating Highlights
	Three months ended December 31		Twelve months ended December 31
	2022	2021	2022	2021
Production volumes

Oil Sands – Upgraded – net SCO and diesel (mbbls/d)	517.5	515.0	480.0	468.6

Oil Sands – Non-upgraded bitumen (mbbls/d)	170.6	150.9	185.2	175.6

Exploration and Production (mboe/d)	75.0	77.4	78.0	87.5
Total (mboe/d)	763.1	743.3	743.2	731.7
Refinery utilization (%)	94	96	93	89

Refinery crude oil processed (mbbls/d)	440.0	447.0	433.2	415.5
Net Earnings
Suncor’s consolidated net earnings for the fourth quarter of 2022 were $2.741 billion, compared to $1.553 billion in the prior year quarter. Net earnings were primarily influenced by the same factors that impacted adjusted operating earnings described in this section.
Other items affecting net earnings over these periods included:
•
An unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt of  $200 million recorded in financing expenses in the Corporate and Eliminations segment in the fourth quarter of 2022, compared to a gain of  $25 million in the fourth quarter of 2021.

•
An unrealized loss on risk management activities of  $106 million recorded in other income (loss) in the fourth quarter of 2022, compared to a gain of  $14 million in the fourth quarter of 2021.

•
During the fourth quarter of 2021, the company recorded a gain of  $227 million on the sale of the company’s interest in the Golden Eagle Area Development, which was completed early in the fourth quarter of 2021 and recorded in the E&P segment.

•
An income tax recovery excluded from adjusted operating earnings of  $215 million in the fourth quarter of 2022, compared to an expense of  $7 million in the fourth quarter of 2021.

2022 Fourth Quarter   Suncor Energy Inc.   13

FOURTH QUARTER DISCUSSION
Adjusted Operating Earnings Reconciliation(1)
	Three months ended December 31		Twelve months ended December 31
($ millions)	2022	2021	2022	2021
Net earnings	2 741	1 553	9 077	4 119

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(200)	(25)	729	(113)

Unrealized loss (gain) on risk management activities	106	(14)	5	(6)

Asset impairment (reversal)(2)	—	—	2 752	(221)

Recognition of insurance proceeds(3)	—	—	(147)	—

(Gain) loss on significant disposal(4)	—	(227)	65	(227)

Restructuring charge(5)	—	—	—	168

Loss on early repayment of long-term debt(6)	—	—	—	80

Income tax (recovery) expense excluded from adjusted operating earnings(7)	(215)	7	(915)	5
Adjusted operating earnings(1)	2 432	1 294	11 566	3 805

(1)
Adjusted operating earnings is a non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense excluded from adjusted operating earnings line. See the Non-GAAP and Other Financial Measures Advisory section of this document.

(2)
In the second quarter of 2022, as a result of the decision to restart the West White Rose Project, the company recorded a non-cash impairment reversal of  $715 million on its share of the White Rose assets in the E&P segment. Also during the second quarter of 2022, as a result of the company’s expected sale of its E&P assets in Norway, and the subsequently reached agreement for such sale, the company recorded a non-cash impairment of  $70 million against its share of its assets in Norway in the E&P segment. During the third quarter of 2022, in connection with the company entering into a conditional agreement to acquire Teck Resources Limited’s (Teck) interest in Fort Hills, as well as updates to the Fort Hills long-range plan including production and operating cost plans, the company recorded a non-cash impairment of  $3.397 billion against its share of the Fort Hills assets in the Oil Sands segment. During the third quarter of 2021, the company recorded a non-cash impairment reversal of  $221 million against its share of the Terra Nova assets, in the E&P segment, as a result of the Asset Life Extension Project moving forward and the benefit of royalty and financial support from the Government of Newfoundland and Labrador.

(3)
During the third quarter of 2022, the company recorded $147 million of property damage insurance proceeds in other income (loss) related to the company’s assets in Libya in the E&P segment.

(4)
During the third quarter of 2022, the company incurred a $65 million foreign exchange loss related to the sale of the company’s share of its assets in Norway in the E&P segment.

(5)
During the first quarter of 2021, the company recorded a restructuring charge in operating, selling & general (OS&G) expenses related to workforce-reduction plans.

(6)
During the third quarter of 2021, the company recorded a loss of  $80 million for the early repayment of long-term debt.

(7)
In the fourth quarter of 2022, income tax (recovery) expense excluded from adjusted operating earnings includes a deferred income tax recovery of  $171 million related to the anticipated sale of the company’s U.K. E&P portfolio and a current income tax recovery of  $39 million related to the sale of its wind and solar assets.

14   2022 Fourth Quarter   Suncor Energy Inc.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this document.

(2)
All reconciling items are presented on a before-tax basis and adjusted for income taxes in the Income Tax bridge factor.

(3)
The bridge factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and realized commodity risk management activities reported in the R&M segment, and changes in the intersegment elimination of profit reported in the Corporate and Eliminations segment.

Suncor’s adjusted operating earnings increased to $2.432 billion ($1.81 per common share) in the fourth quarter of 2022, compared to $1.294 billion ($0.89 per common share) in the prior year quarter, primarily due to significantly higher crude oil and refined product realizations, reflecting the improved business environment in the current quarter and higher upstream production, partially offset by increased operating expenses and income taxes. Adjusted operating earnings were also impacted by a weakening in benchmark pricing during the current quarter, compared to a strengthening in benchmark pricing in the prior year quarter, resulting in a FIFO inventory valuation loss in the fourth quarter of 2022, compared to a gain in the prior year quarter.
Operating, Selling and General Expenses
	Three months ended December 31		Twelve months ended December 31
($ millions)	2022	2021	2022	2021
Operations, selling and corporate costs	2 630	2 382	9 869	9 115

Commodities	641	428	2 196	1 523

Share-based compensation and other(1)	285	168	742	728
Total operating, selling and general expenses	3 556	2 978	12 807	11 366

(1)
In the fourth quarter of 2022, share-based compensation expense of  $183 million included a $76 million expense recorded in the Oil Sands segment, a $5 million expense recorded in the E&P segment, a $28 million expense recorded in the R&M segment and a $74 million expense recorded in the Corporate and Eliminations segment. The fourth quarter of 2021 share-based compensation expense of  $126 million included a $36 million expense recorded in the Oil Sands segment, a $4 million expense recorded in the E&P segment, a $21 million expense recorded in the R&M segment and a $65 million expense recorded in the Corporate and Eliminations segment. Other primarily includes non-recurring costs associated with investments in the company’s digital transformation and its net-zero greenhouse gas (GHG) objective.

The company’s total OS&G expenses were $3.556 billion in the fourth quarter of 2022, compared to $2.978 billion in the prior year quarter. The increase was mainly due to a significant increase in commodity input costs, including higher natural gas prices, increased maintenance, inflationary impacts and increased share-based compensation expense in the fourth quarter of 2022 compared to the prior year quarter. The company’s exposure to higher natural gas costs is partially mitigated by revenue from power sales that is recorded in operating revenues.
2022 Fourth Quarter   Suncor Energy Inc.   15

FOURTH QUARTER DISCUSSION
Business Environment
Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor’s operations.
		Average for the three months ended December 31		Average for the twelve months ended December 31
		2022	2021	2022	2021
WTI crude oil at Cushing	US$/bbl	82.65	77.15	94.25	67.95

Dated Brent crude	US$/bbl	88.65	79.70	101.20	70.75

Dated Brent/Maya crude oil FOB price differential	US$/bbl	17.70	8.60	15.50	6.85

MSW at Edmonton	Cdn$/bbl	110.05	93.25	120.10	80.30

WCS at Hardisty	US$/bbl	57.00	62.50	75.95	54.90

Light/heavy differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(25.65)	(14.65)	(18.30)	(13.05)

SYN-WTI differential	US$/bbl	4.15	(1.80)	4.45	(1.65)

Condensate at Edmonton	US$/bbl	83.40	79.10	93.75	68.25

Natural gas (Alberta spot) at AECO	Cdn$/GJ	4.90	4.45	5.10	3.45

Alberta Power Pool Price	Cdn$/MWh	213.95	107.30	162.45	101.95

New York Harbor 2-1-1 crack(1)	US$/bbl	52.75	20.65	47.00	19.40

Chicago 2-1-1 crack(1)	US$/bbl	39.20	16.90	38.10	17.75

Portland 2-1-1 crack(1)	US$/bbl	50.70	25.35	51.35	23.15

Gulf Coast 2-1-1 crack(1)	US$/bbl	40.20	19.65	40.40	18.00

U.S. Renewable Volume Obligation	US$/bbl	8.55	6.10	7.75	6.80

Exchange rate	US$/Cdn$	0.74	0.79	0.77	0.80

Exchange rate (end of period)	US$/Cdn$	0.74	0.79	0.74	0.79

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

In the fourth quarter of 2022, crude oil and crack spread benchmarks improved compared to the prior year quarter and were impacted by increased demand in addition to supply uncertainty related to the current geopolitical conflict. Commodity market volatility increased during the fourth quarter of 2022, due to economic concerns regarding rising interest rates, inflationary pressures and future economic growth.
Suncor’s sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand for sweet SCO from Western Canada. Sweet SCO price realizations in the fourth quarter of 2022 reflected an increase in WTI at Cushing, which averaged US$82.65/bbl compared to US$77.15/bbl in the prior year quarter, and also reflected favourable SYN-WTI differentials. Suncor also produces sour SCO, the price of which is influenced by various crude benchmarks, including, but not limited to, MSW at Edmonton and WCS at Hardisty. The price of sour SCO can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton increased to $110.05/bbl in the fourth quarter of 2022 compared to $93.25/bbl in the prior year quarter, and prices for WCS at Hardisty decreased to US$57.00/bbl in the fourth quarter of 2022, from US$62.50/bbl in the prior year quarter. The prices for WCS at Hardisty were also negatively impacted in the fourth quarter of 2022 as a result of pipeline disruptions extending down the U.S. Gulf Coast.
Bitumen production that Suncor does not upgrade is blended with diluent or SCO to facilitate delivery through pipeline systems. Net bitumen price realizations are, therefore, influenced by prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (Condensate at Edmonton) and SCO. Bitumen price realizations can also be affected by bitumen quality premiums and discounts, as well as spot sales, and the price differential between Hardisty, Alberta, and U.S. Gulf Coast benchmarks.
The company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen and sour SCO price realizations. Bitumen prices were unfavourably impacted by the widening of heavy crude oil differentials in the fourth quarter of 2022.
16   2022 Fourth Quarter   Suncor Energy Inc.

Suncor’s price realizations for production from E&P Canada and E&P International assets are influenced primarily by the price for Brent crude, which increased to US$88.65/bbl in the fourth quarter of 2022 compared to US$79.70/bbl in the prior year quarter.
Suncor’s refining and marketing gross margins are primarily influenced by 2-1-1 benchmark crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates. Market crack spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel and do not necessarily reflect the margins at a specific refinery. Suncor’s realized refining and marketing gross margins are influenced by actual crude oil feedstock costs, refinery configuration, product mix and realized market prices unique to Suncor’s refining and marketing business. In addition, U.S. regulatory renewable blending obligations influence the benchmark cracks, which may increase their volatility, while the cost of regulatory compliance is not deducted in calculating the benchmark cracks.
Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect Suncor’s realized refining and marketing gross margin. This custom index is a single value representing a notional five barrels of crude oil of varying grades refined to produce two barrels each of gasoline and distillate and one barrel of secondary product to approximate Suncor’s unique set of refinery configurations; overall crude slate and product mix; location, quality and grade differentials; and the benefits of its marketing margins. The custom index is calculated by taking the product value of refined products less the crude value of refinery feedstock excluding the impact of FIFO inventory accounting methodology. The product value incorporates the New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and a seasonal factor. The seasonal factor applies an incremental US$6.50/bbl in the first and fourth quarters and US$5.00/bbl in the second and third quarters and reflects the location, quality and grade differentials for refined products sold in the company’s core markets during the winter and summer months, respectively. The crude value incorporates the SYN, WCS and WTI benchmarks.
Crack spreads are based on current crude feedstock prices, whereas actual earnings are accounted for on a FIFO basis in accordance with IFRS where a delay exists between the time that feedstock is purchased and when it is processed and when products are sold to a third party. A FIFO loss normally reflects a declining price environment for crude oil and finished products, whereas FIFO gains reflect an increasing price environment for crude oil and finished products. The company’s realized refining and marketing gross margins are also presented on a LIFO basis, which is consistent with how industry benchmarks and the Suncor 5-2-2-1 index are calculated and with how management evaluates performance.
In the fourth quarter of 2022, the New York Harbor 2-1-1 and Chicago 2-1-1 benchmark crack spreads increased compared to the prior year quarter due to increased demand for transportation fuels and declining North American refined product inventory levels, and to compensate for increased costs associated with renewable blending regulatory obligations. The Suncor 5-2-2-1 index was US$51.90/bbl in the fourth quarter of 2022 compared to US$28.05/bbl in the fourth quarter of 2021, reflecting the significant increase in benchmark crack spreads.
The cost of natural gas used in Suncor’s Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark increased to $4.90/GJ in the fourth quarter of 2022, from $4.45/GJ in the prior year quarter.
Excess electricity produced at Suncor’s Oil Sands assets is sold to the Alberta Electric System Operator, with the proceeds netted against the applicable cash operating cost per barrel metric. The Alberta power pool price significantly increased to an average of  $213.95/MWh in the fourth quarter of 2022 compared to $107.30/MWh in the prior year quarter.
The majority of Suncor’s revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices, while the majority of Suncor’s expenditures are realized in Canadian dollars. In the fourth quarter of 2022, the Canadian dollar weakened in relation to the U.S. dollar as the average exchange rate decreased to US$0.74 per one Canadian dollar from US$0.79 per one Canadian dollar in the prior year quarter. This rate decrease had a positive impact on price realizations for the company during the fourth quarter of 2022 when compared to the prior year quarter.
Suncor also has assets and liabilities, including approximately 75% of the company’s debt, that are denominated in U.S. dollars and translated to Suncor’s reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar, relative to the U.S. dollar, from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations, while an increase in the value of the Canadian dollar, relative to the U.S. dollar, decreases the amount of Canadian dollars required to settle U.S. dollar denominated obligations. As at December 31, 2022, the Canadian dollar weakened in relation to the U.S. dollar as the exchange rate at the end of the period decreased to US$0.74 per one Canadian dollar from US$0.79 per one Canadian dollar in the prior year quarter. This rate decrease had a larger negative impact on the company’s debt balances in the fourth quarter of 2022 when compared to the prior year quarter.
2022 Fourth Quarter   Suncor Energy Inc.   17

FOURTH QUARTER DISCUSSION
4. SEGMENT RESULTS AND ANALYSIS
OIL SANDS
Financial Highlights
	Three months ended December 31		Twelve months ended December 31
($ millions)	2022	2021	2022	2021
Gross revenues	6 664	5 956	30 431	19 920

Less: Royalties	(662)	(641)	(3 963)	(1 523)
Operating revenues, net of royalties	6 002	5 315	26 468	18 397
Earnings before income taxes(1)	1 625	1 169	5 633	2 825
Adjusted for:

Unrealized loss on risk management activities	94	3	12	4

Asset impairment(2)	—	—	3 397	—
Adjusted operating earnings(1)(3)	1 719	1 172	9 042	2 829
Adjusted funds from operations(1)(3)	2 929	2 459	13 831	7 575

(1)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this document for a discussion on income taxes.

(2)
During the third quarter of 2022, in connection with the company entering into a conditional agreement to acquire Teck's interest in Fort Hills, as well as updates to the Fort Hills long-range plan including production and operating cost plans, the company recorded a non-cash impairment of $3.397 billion against its share of the Fort Hills assets.

(3)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this document.

(2)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been revised to reflect this change. See the Income Tax section of this document for a discussion on income taxes.

The Oil Sands segment adjusted operating earnings increased to $1.719 billion in the fourth quarter of 2022, compared to $1.172 billion in the prior year quarter, primarily due to higher realized crude oil prices, lower DD&A, and higher sales. The increase in adjusted operating earnings was partially offset by increased operating expenses, related primarily to increased commodity input costs and maintenance.
18   2022 Fourth Quarter   Suncor Energy Inc.

Production Volumes(1)
	Three months ended December 31		Twelve months ended December 31
(mbbls/d)	2022	2021	2022	2021
Total Oil Sands bitumen production	810.1	787.4	790.5	770.3
SCO and diesel production(2)	531.1	532.4	493.7	483.5

Internally consumed diesel and internal transfers(3)(4)	(13.6)	(17.4)	(13.7)	(14.9)
Upgraded production – net SCO and diesel	517.5	515.0	480.0	468.6
Bitumen production	178.5	157.3	191.9	178.8

Internal bitumen transfers(4)(5)	(7.9)	(6.4)	(6.7)	(3.2)
Non-upgraded bitumen production	170.6	150.9	185.2	175.6
Total Oil Sands production	688.1	665.9	665.2	644.2

(1)
Bitumen production from Oil Sands Base is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor’s own refineries, with SCO and diesel yields of approximately 79% of bitumen feedstock input. Fort Hills bitumen is either sold directly to customers as finished bitumen, including Suncor’s own refineries, or to Oil Sands Base for upgrading. Nearly all of the bitumen produced at Syncrude is upgraded to sweet SCO and a small amount of diesel, at an approximate yield of 85%.

(2)
Combined upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed diesel and internal transfers.

(3)
Both Oil Sands operations and Syncrude produce diesel, which is internally consumed in mining operations, and Fort Hills and Syncrude use internally produced diesel from Oil Sands Base within their mining operations. In the fourth quarter of 2022, Oil Sands operations production volumes included 10,700 bbls/d of internally consumed diesel, of which 7,000 bbls/d was consumed at Oil Sands Base, 2,200 bbls/d was consumed at Fort Hills and 1,500 bbls/d was consumed at Syncrude. Syncrude production volumes included 2,500 bbls/d of internally consumed diesel.

(4)
Internal feedstock transfers between Oil Sands operations and Syncrude through the interconnecting pipelines are included in gross SCO and bitumen production volumes. In the fourth quarter of 2022, Oil Sands operations production included 2,500 bbls/d of bitumen that was transferred to Suncor’s share of Syncrude through the interconnecting pipelines. Syncrude production included 400 bbls/d of SCO and 4,500 bbls/d of bitumen that were transferred to Oil Sands Base through the interconnecting pipelines.

(5)
Internal feedstock transfers from Fort Hills to Oil Sands operations through the paraffinic froth treatment hot bitumen transfer piping are included in gross bitumen production volumes. In the fourth quarter of 2022, Fort Hills production included 900 bbls/d of bitumen that was transferred to Oil Sands Base.

The company’s net SCO production was 517,500 bbls/d in the fourth quarter of 2022, comparable to 515,000 bbls/d in the prior year quarter. Increased SCO production at Syncrude, reflecting 99% upgrader utilization in the fourth quarter of 2022, compared to 90% in the prior year quarter, was partially offset by decreased production at Oil Sands Base as the current quarter was impacted by the completion of planned maintenance activities that commenced in the third quarter of 2022.
The company’s non-upgraded bitumen production increased to 170,600 bbls/d in the fourth quarter of 2022, compared to 150,900 bbls/d in the fourth quarter of 2021, primarily due to increased production from Fort Hills and record quarterly production from Firebag.
Non-upgraded bitumen production from the company’s In Situ assets in the fourth quarter of 2022 was higher than the prior year quarter, with an overall increase in bitumen production volumes being partially offset by increased Firebag production being diverted to upgrading in the current period, as the prior year quarter was impacted by maintenance activities at Firebag. During the fourth quarter of 2022, the company also leveraged its asset flexibility and marketing and trading expertise, including its midstream and logistics network, to mitigate third-party pipeline disruptions, resulting in additional non-upgraded bitumen production being sold to market.
Sales Volumes
	Three months ended December 31		Twelve months ended December 31
(mbbls/d)	2022	2021	2022	2021
Upgraded – net SCO and diesel	505.3	496.1	482.6	465.7

Non-upgraded bitumen	174.5	176.7	180.7	183.8
Total	679.8	672.8	663.3	649.5
SCO and diesel sales volumes increased to 505,300 bbls/d in the fourth quarter of 2022, compared to 496,100 bbls/d in the prior year quarter, and were impacted by a smaller build of inventory in the current quarter compared to the prior year quarter, as well as the same factors that affected production volumes, discussed above.
2022 Fourth Quarter   Suncor Energy Inc.   19

FOURTH QUARTER DISCUSSION
Non-upgraded bitumen sales volumes were 174,500 bbls/d in the fourth quarter of 2022, compared to 176,700 bbls/d in the prior year quarter, and were impacted by a larger draw of inventory in the prior year quarter, which was partially offset by the increase in production volumes in the current quarter, discussed above.
Price Realizations(1)
Net of transportation costs, but before royalties	Three months ended December 31		Twelve months ended December 31
($/bbl)	2022	2021	2022	2021
Upgraded – net SCO and diesel	105.38	89.38	118.88	77.73

Non-upgraded bitumen	54.52	62.05	84.63	53.80

Crude sales basket (all products)	92.33	82.20	109.57	70.96

Crude sales basket, relative to WTI	(19.89)	(15.00)	(13.02)	(14.20)

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

Oil Sands price realizations increased in the fourth quarter of 2022 from the prior year quarter, in line with the higher commodity price environment.
Royalties
Royalties for the Oil Sands segment increased in the fourth quarter of 2022 compared to the prior year quarter, due to the increase in sales volumes, partially offset by the widening of heavy crude oil differentials.
Expenses and Other Factors
Total Oil Sands operating expenses increased in the fourth quarter of 2022 compared to the prior year quarter. See the reconciliation in the Cash Operating Costs section below for further details regarding cash operating costs and a breakdown of non-production costs by asset.
At Oil Sands operations, operating costs in the fourth quarter of 2022 increased compared to the prior year quarter, primarily due to increased maintenance costs.
At Fort Hills, operating costs in the fourth quarter of 2022 increased compared to the prior year quarter, primarily due to increased mining activity and higher production levels.
At Syncrude, operating costs in the fourth quarter of 2022 increased compared to the prior year quarter, primarily due to higher production levels and increased natural gas and other commodity prices.
In the fourth quarter of 2022, higher natural gas prices resulted in a $56 million increase in Oil Sands segment operating costs compared to the prior year quarter.
In the fourth quarter of 2022, DD&A expense was lower compared to the prior year quarter, as the prior year quarter included higher derecognition charges of property, plant and equipment.
20   2022 Fourth Quarter   Suncor Energy Inc.

Cash Operating Costs
	Three months ended December 31		Twelve months ended December 31
($ millions, except as noted)	2022	2021	2022	2021
Oil Sands operating, selling and general expense (OS&G)(1)	2 493	2 134	9 152	8 056
Oil Sands operations cash operating costs(2) reconciliation

Oil Sands operations OS&G	1 453	1 326	5 429	4 840

Non-production costs(3)	(91)	(82)	(302)	(317)

Excess power capacity and other(4)	(237)	(99)	(586)	(366)
Oil Sands operations cash operating costs(2)	1 125	1 145	4 541	4 157

Oil Sands operations production volumes (mbbls/d)	431.7	442.6	415.7	439.2

Oil Sands operations cash operating costs(2) ($/bbl)	28.35	28.10	29.95	25.90
Fort Hills cash operating costs(2) reconciliation

Fort Hills OS&G	313	268	1 146	882

Non-production costs(3)	(76)	(35)	(214)	(118)
Fort Hills cash operating costs(2)	237	233	932	764

Fort Hills production volumes (mbbls/d)	69.5	55.5	85.1	50.7

Fort Hills cash operating costs(2) ($/bbl)	37.10	45.55	30.00	41.35
Syncrude cash operating costs(2) reconciliation

Syncrude OS&G	776	629	2 840	2 449

Non-production costs(3)	(113)	(38)	(368)	(234)
Syncrude cash operating costs(2)	663	591	2 472	2 215

Syncrude production volumes (mbbls/d)	208.4	191.6	184.8	172.4

Syncrude cash operating costs(2) ($/bbl)	34.60	33.50	36.65	35.20

(1)
Beginning in the second quarter of 2022, the company revised the presentation of its cash operating costs reconciliation to present Oil Sands inventory changes and internal transfers on an aggregate basis. Oil Sands inventory changes and internal transfers reflect i) the impacts of changes in inventory levels and valuations, such that the company is able to present cost information based on production volumes; and ii) adjustments for internal diesel sales between assets. Comparative periods have been updated to reflect this change, with no impact to total Oil Sands operations, Fort Hills or Syncrude cash operating costs or cash operating costs per barrel. In the fourth quarter of 2022 and twelve months ended December 31, 2022, Oil Sands OS&G includes ($49) million and ($263) million, respectively, of inventory changes and internal transfers. In the fourth quarter of 2021 and twelve months ended December 31, 2021, Oil Sands OS&G includes ($89) million and ($115) million, respectively, of inventory changes and internal transfers.

(2)
Non-GAAP financial measures. Related per barrel amounts contain non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

(3)
Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production. In addition, non-production costs include safe-mode costs associated with the deferral of capital projects and additional costs incurred in response to the COVID-19 pandemic. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, excess power revenue from cogeneration units and an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(4)
Oil Sands operations excess power capacity and other includes, but is not limited to, the operational revenue impacts of excess power from cogeneration units and the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs per barrel(1) were $28.35 in the fourth quarter of 2022, compared to $28.10 in the prior year quarter, due to higher OS&G expenses, as detailed above, and decreased production. Excess power capacity and other costs at Oil Sands operations in the fourth quarter of 2022 were significantly higher than the prior year quarter, mainly due to an increase in excess power revenues resulting from significantly higher power prices, and an increase in non-monetary natural gas costs.

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

2022 Fourth Quarter   Suncor Energy Inc.   21

FOURTH QUARTER DISCUSSION
Fort Hills cash operating costs per barrel(1) decreased to $37.10 in the fourth quarter of 2022, compared to $45.55 in the prior year quarter, reflecting increased production, partially offset by higher OS&G expenses, as detailed above. Fort Hills non-production costs were higher in the current quarter compared to the prior year quarter mainly due to the increased price for internally sourced diesel, which is adjusted to reflect internally produced diesel from Oil Sands operations at the cost of production, and an increase in excess power revenues resulting from higher power prices.
Syncrude cash operating costs per barrel(1) were $34.60 in the fourth quarter of 2022, compared to $33.50 in the prior year quarter, reflecting higher OS&G expenses, as detailed above, partially offset by increased production. In the fourth quarter of 2022, non-production costs were higher compared to the prior year quarter primarily due to a larger share-based compensation expense in the current quarter, and the increased price for internally sourced diesel, which is adjusted to reflect internally produced diesel from Oil Sands operations at the cost of production.
Subsequent Event
During the fourth quarter of 2022, the company entered into an agreement to acquire Teck’s 21.3% interest in the Fort Hills Project (Fort Hills) and its associated sales and logistics agreements for $1.0 billion, subject to working capital and other closing adjustments. Subsequent to the fourth quarter of 2022, TotalEnergies EP Canada Ltd. provided notice of the exercise of its contractual right of first refusal to acquire from Teck a 6.65% interest in Fort Hills, which reduced the amount of working interest available for Suncor to purchase. As a result, on February 2, 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills for $688 million, before working capital and other closing adjustments, bringing the company’s and its affiliate’s total aggregate working interest in Fort Hills to 68.76%.
Planned Maintenance Update
There are no significant planned maintenance events scheduled for the first quarter of 2023.

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

22   2022 Fourth Quarter   Suncor Energy Inc.

EXPLORATION AND PRODUCTION
Financial Highlights
	Three months ended December 31		Twelve months ended December 31
($ millions)	2022	2021	2022	2021
Gross revenues(1)	1 085	738	4 331	2 978

Less: Royalties(1)	(172)	(107)	(608)	(478)
Operating revenues, net of royalties	913	631	3 723	2 500
Earnings before income taxes(2)	578	603	3 221	1 791
Adjusted for:

Recognition of insurance proceeds(3)	—	—	(147)	—

(Gain) loss on significant disposal(4)	—	(227)	65	(227)

Asset impairment (reversal)(5)	—	—	(645)	(221)
Adjusted operating earnings(2)(6)	578	376	2 494	1 343
Adjusted funds from operations(2)(6)	719	565	3 178	1 951

(1)
Production from the company’s Libya operations has been presented in the E&P section of this document on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. In the fourth quarter of 2022, revenue includes a gross-up amount of  $234 million, with an offsetting amount of $118 million in royalties in the E&P segment and $116 million in income tax expense recorded at the consolidated level. In the twelve months ended December 31, 2022, revenue includes a gross-up amount of  $486 million, with an offsetting amount of  $266 million in royalties in the E&P segment and $220 million in income tax expense recorded at the consolidated level. In the fourth quarter of 2021, revenue includes a gross-up amount of  $109 million, with an offsetting amount of  $53 million in royalties in the E&P segment and $56 million in income tax expense recorded at the consolidated level. In the twelve months ended December 31, 2021, revenue includes a gross-up amount of  $345 million, with an offsetting amount of  $241 million in royalties in the E&P segment and $104 million in income tax expense recorded at the consolidated level.

(2)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this document for a discussion on income taxes.

(3)
During the third quarter of 2022, the company recorded $147 million of property damage insurance proceeds in other income (loss) related to the company’s assets in Libya.

(4)
During the third quarter of 2022, the company incurred a $65 million foreign exchange loss related to the sale of the company’s share of its assets in Norway.

(5)
In the second quarter of 2022, as a result of the decision to restart the West White Rose Project, the company recorded a non-cash impairment reversal of  $715 million on its share of the White Rose assets. Also during the second quarter of 2022, as a result of the company’s expected sale of its assets in Norway, and the subsequently reached agreement for such sale, the company recorded a non-cash impairment of  $70 million against its share of its assets in Norway. During the third quarter of 2021, the company recorded a non-cash impairment reversal of  $221 million against its share of the Terra Nova assets as a result of the Asset Life Extension Project moving forward and the benefit of royalty and financial support from the Government of Newfoundland and Labrador.

(6)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

2022 Fourth Quarter   Suncor Energy Inc.   23

FOURTH QUARTER DISCUSSION
Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this document.

(2)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been revised to reflect this change. See the Income Tax section of this document for a discussion on income taxes.

Adjusted operating earnings for the E&P segment in the fourth quarter of 2022 increased to $578 million compared to $376 million in the prior year quarter, with the increase primarily due to significantly higher realized crude prices and higher sales volumes in the fourth quarter of 2022, partially offset by increased operating and transportation expenses.
Volumes
	Three months ended December 31		Twelve months ended December 31
	2022	2021	2022	2021
E&P Canada (mbbls/d)	49.1	47.6	50.2	54.4

E&P International (mboe/d)	25.9	29.8	27.8	33.1
Total production (mboe/d)	75.0	77.4	78.0	87.5
Total sales volumes (mboe/d)	75.1	67.2	80.6	82.8
Production volumes for E&P Canada were 49,100 bbls/d in the fourth quarter of 2022, compared to 47,600 bbls/d in the prior year quarter, primarily due to increased production related to the company’s additional working interest in White Rose and strong production at Hebron, partially offset by the impact of planned turnaround activities at Hibernia in the fourth quarter of 2022.
In E&P Canada, investment in the Terra Nova Floating, Production, Storage and Offloading facility related to the Asset Life Extension Project was substantially progressed in 2022, and the asset has returned to Canada, with a safe return to production expected in the second quarter of 2023.
E&P International production was 25,900 boe/d in the fourth quarter of 2022, compared to 29,800 boe/d in the prior year quarter, primarily due to the sale of the company’s assets in Norway in the third quarter of 2022 and the Golden Eagle Area Development in the fourth quarter of 2021, and natural declines, partially offset by increased liftings at Libya in the fourth quarter of 2022 compared to the prior year quarter.
Total E&P sales volumes were 75,100 boe/d in the fourth quarter of 2022, compared to 67,200 boe/d in the prior year quarter, primarily due to a draw of inventory at E&P international in the current quarter, and a build of inventory at E&P Canada in both periods, associated with the timing of cargo sales at year-end.
24   2022 Fourth Quarter   Suncor Energy Inc.

Price Realizations(1)
	Three months ended December 31		Twelve months ended December 31
Net of transportation costs, but before royalties	2022	2021	2022	2021
E&P Canada ($/bbl)	112.93	98.42	128.07	84.70

E&P International(2) ($/boe)	128.86	100.14	126.61	82.16

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

(2)
E&P International price realizations exclude Libya.

Price realizations at E&P Canada and E&P International increased in the fourth quarter of 2022 from the prior year quarter, in line with the higher commodity price environment.
Royalties
E&P royalties in the fourth quarter of 2022 were comparable to the prior year quarter, with the increase in price realizations being offset by lower royalty rates associated with production mix.
Expenses and Other Factors
Operating and transportation expenses increased in the fourth quarter of 2022 compared to the prior year quarter, primarily due to a one-time transportation provision recorded in the fourth quarter of 2022 and increased costs at E&P Canada related to the Terra Nova Asset Life Extension Project and an increase in the company’s working interest in White Rose.
DD&A and exploration expense in the fourth quarter of 2022 was comparable to the prior year quarter.
Financing expense and other increased in the fourth quarter of 2022 compared to the prior year quarter, primarily due to the impact of insurance settlements.
Planned Maintenance Update for Operated Assets
There are no significant planned maintenance events scheduled for the first quarter of 2023.
2022 Fourth Quarter   Suncor Energy Inc.   25

FOURTH QUARTER DISCUSSION
REFINING AND MARKETING
Financial Highlights
	Three months ended December 31		Twelve months ended December 31
($ millions)	2022	2021	2022	2021
Operating revenues	9 019	6 623	36 728	22 915
Earnings before income taxes(1)	1 517	599	5 694	2 867
Adjusted for:

Unrealized loss (gain) on risk management activities	12	(17)	(7)	(10)
Adjusted operating earnings(1)(2)	1 529	582	5 687	2 857
Adjusted funds from operations(1)(2)	1 663	869	6 561	3 831

(1)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this document for a discussion on income taxes.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this document.

(2)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been revised to reflect this change. See the Income Tax section of this document for a discussion on income taxes.

R&M adjusted operating earnings in the fourth quarter of 2022 increased to $1.529 billion compared to $582 million in the prior year quarter. The increase in adjusted operating earnings was primarily due to a significant increase in refining and marketing margins as a result of significantly higher benchmark crack spreads in the current period, which was partially offset by a FIFO inventory valuation loss in the current period, compared to a gain in the prior year quarter, and increased operating and transportation expenses, primarily due to increased commodity input costs. In the fourth quarter of 2022, adjusted operating earnings included a before-tax FIFO inventory valuation loss, including the impact of commodity risk management activities, of $439 million on the decrease in crude and refined product benchmarks, compared to a $161 million gain in the prior year quarter.
26   2022 Fourth Quarter   Suncor Energy Inc.

Volumes
	Three months ended December 31		Twelve months ended December 31
	2022	2021	2022	2021
Crude oil processed (mbbls/d)

Eastern North America	211.8	214.3	206.2	202.8

Western North America	228.2	232.7	227.0	212.7
Total	440.0	447.0	433.2	415.5
Refinery utilization(1) (%)

Eastern North America	95	97	93	91

Western North America	94	95	93	87
Total	94	96	93	89
Refined product sales (mbbls/d)

Gasoline	231.4	232.7	227.6	225.8

Distillate	242.4	237.9	244.6	228.5

Other	74.4	79.5	81.4	74.1
Total	548.2	550.1	553.6	528.4
Refining and marketing gross margin – FIFO(2) ($/bbl)	59.30	33.60	55.85	36.85

Refining and marketing gross margin – LIFO(2) ($/bbl)	69.40	30.00	54.45	30.90

Refining operating expense(2) ($/bbl)	7.90	6.10	7.00	5.95

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

(2)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

Refinery crude throughput was 440,000 bbls/d and refinery utilization was 94% in the fourth quarter of 2022, compared to 447,000 bbls/d and 96% in the prior year quarter, with the decrease due to unplanned maintenance in the current period, including the weather-related event that occurred late in the quarter at the company’s Commerce City refinery. Refined product sales in the fourth quarter of 2022 were 548,200 bbls/d, comparable to 550,100 bbls/d in the prior year quarter.
Progressive restart activities at the company’s Commerce City refinery are currently underway, and the asset is anticipated to return to normal production rates by the end of the first quarter.
Refining and Marketing Gross Margins(1)
Refining and marketing gross margins were influenced by the following:
•
On a LIFO(2) basis, Suncor’s refining and marketing gross margin increased to $69.40/bbl in the fourth quarter of 2022, representing a new quarterly record, from $30.00/bbl in the prior year quarter. The increase was due to significantly higher distillate benchmark crack spreads reflecting a tight supply-demand balance, which was further supported by strong location and quality differentials from regional benchmarks to the company’s local markets. On a LIFO basis, Suncor’s refining and marketing gross margin represents 99% margin capture compared to Suncor’s 5-2-2-1 index in the fourth quarter of 2022.

•
On a FIFO basis, Suncor’s refining and marketing gross margin increased to $59.30/bbl in the fourth quarter of 2022, from $33.60/bbl in the prior year quarter, due to the same factors noted above, in addition to FIFO inventory valuation impacts. In the fourth quarter of 2022, the FIFO method of inventory valuation, relative to an estimated LIFO(2) accounting method, including the impact of commodity risk management activities, resulted in a loss of  $439 million before-tax. In the prior year quarter, FIFO, including the impact of commodity risk management activities, resulted in a gain of $161 million before-tax, for an unfavourable quarter-over-quarter impact of  $600 million.

(1)
Contains non-GAAP financial measures. See the non-GAAP and Other Financial Measures Advisory section of this document.

(2)
The estimated impact of the LIFO method is a non-GAAP financial measure. See the Non-GAAP and Other Financial Measures Advisory section of this document.

2022 Fourth Quarter   Suncor Energy Inc.   27

FOURTH QUARTER DISCUSSION
Expenses and Other Factors
Operating and transportation expenses in the fourth quarter of 2022 increased compared to the prior year quarter, primarily due to increased natural gas and power prices.
Refining operating expense per barrel(1) was $7.90 in the fourth quarter of 2022, compared to $6.10 in the prior year quarter, primarily due to increased commodity input costs, maintenance and decreased production.
Planned Maintenance
There are no significant planned maintenance events scheduled for the first quarter of 2023.
CORPORATE AND ELIMINATIONS
Financial Highlights
	Three months ended December 31		Twelve months ended December 31
($ millions)	2022	2021	2022	2021
Loss before income taxes(1)	(182)	(317)	(2 232)	(1 913)
Adjusted for:

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(200)	(25)	729	(113)

Restructuring charge(2)	—	—	—	168

Loss on early repayment of long-term debt(3)	—	—	—	80
Adjusted operating loss(1)(4)	(382)	(342)	(1 503)	(1 778)

Corporate and Renewables	(482)	(376)	(1 456)	(1 588)

Eliminations – Intersegment profit eliminated	100	34	(47)	(190)
Adjusted funds used in operations(1)(4)	(273)	(252)	(1 240)	(1 705)

(1)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this document for a discussion on income taxes.

(2)
During the first quarter of 2021, the company recorded a restructuring charge in OS&G expenses related to workforce-reduction plans.

(3)
During the third quarter of 2021, the company recorded a loss of  $80 million for the early repayment of long-term debt.

(4)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

Corporate incurred an adjusted operating loss of  $482 million in the fourth quarter of 2022, compared to $376 million in the prior year quarter. The increased loss was attributable to an operational foreign exchange loss in the current quarter, compared to a gain in the prior year quarter, increased costs associated with the early redemption of long-term debt in the fourth quarter of 2022, and increased OS&G expenses, which were partially offset by a net decrease in interest expense on debt in the current quarter as a result of debt reductions that occurred throughout 2022, and an increase in interest revenue on the company’s cash and short-term investment balances. Increased OS&G expenses in the fourth quarter of 2022 compared to the prior year quarter were primarily due to increased investment related to the company’s progress towards its net-zero GHG emissions objective and digital transformation. Suncor capitalized $44 million of its borrowing costs in the fourth quarter of 2022, as part of the cost of major development assets and construction projects in progress, compared to $38 million in the prior year quarter.
Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor’s refineries. Consolidated profits and losses are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the fourth quarter of 2022, the company realized $100 million of intersegment profit, compared to a realization of  $34 million of intersegment profit in the prior year quarter. The realization of intersegment profit and elimination of unrealized losses in the fourth quarter of 2022 was driven by a weakening in benchmark pricing in the current period.
Corporate and Eliminations adjusted funds used in operations were $273 million for the fourth quarter of 2022, compared to $252 million in the fourth quarter of 2021, and were influenced by the same factors impacting adjusted operating loss described above, excluding the impact of costs associated with the early redemption of long-term debt in the fourth quarter of 2022.
(1)
Contains non-GAAP financial measures. See the non-GAAP and Other Financial Measures Advisory section of this document.

28   2022 Fourth Quarter   Suncor Energy Inc.

Subsequent Event
Subsequent to the fourth quarter of 2022, the company completed the sale of its wind and solar assets for gross proceeds of approximately $730 million, before closing adjustments and other closing costs, resulting in an estimated after-tax gain on sale of approximately $260 million.
5. INCOME TAX
	Three months ended December 31		Twelve months ended December 31
($ millions)	2022	2021	2022	2021
Current income tax expense	849	497	4 229	1 395

Deferred income tax (recovery) expense	(52)	4	(990)	56
Income tax expense included in net (loss) earnings	797	501	3 239	1 451

Less: income tax (recovery) expense excluded from adjusted operating earnings(1)	(215)	7	(915)	5
Income tax expense included in adjusted operating earnings	1 012	494	4 154	1 446
Effective tax rate	22.5%	24.4%	26.3%	26.1%

(1)
In the fourth quarter of 2022, income tax (recovery) expense excluded from adjusted operating earnings includes a deferred income tax recovery of  $171 million related to the anticipated sale of the company’s U.K. E&P portfolio and a current income tax recovery of  $39 million related to the sale of its wind and solar assets.

The provision for income taxes in the fourth quarter of 2022 increased compared to the prior year quarter, primarily due to increased earnings. In the fourth quarter of 2022, the company’s effective tax rate on net earnings decreased compared to the prior year quarter, primarily due to the impact of deferred and current income tax recoveries related to the expected sale of the company’s U.K. E&P portfolio and the sale of its wind and solar assets, non-taxable foreign exchange gains and losses on the revaluation of U.S. dollar denominated debt and other permanent items impacting total tax expense, which was partially offset by income earned in foreign jurisdictions with higher statutory tax rates.
2022 Fourth Quarter   Suncor Energy Inc.   29

FOURTH QUARTER DISCUSSION
6. CAPITAL INVESTMENT UPDATE
Capital and Exploration Expenditures by Segment
	Three months ended December 31		Twelve months ended December 31
($ millions)	2022	2021	2022	2021
Oil Sands	919	860	3 540	3 168

Exploration and Production(1)	113	73	443	270

Refining and Marketing	258	188	816	825

Corporate and Eliminations(2)	12	63	188	292
Total capital and exploration expenditures	1 302	1 184	4 987	4 555

Less: capitalized interest on debt	(44)	(38)	(168)	(144)
	1 258	1 146	4 819	4 411

(1)
Excludes capital expenditures related to assets held for sale of  $16 million in the fourth quarter of 2022 and $57 million in the twelve months ended December 31, 2022.

(2)
Excludes capital expenditures related to assets held for sale of  $24 million in the fourth quarter of 2022 and $76 million in the twelve months ended December 31, 2022.

Capital and Exploration Expenditures by Type, Excluding Capitalized Interest
	Three months ended December 31, 2022			Twelve months ended December 31, 2022
($ millions)	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total
Oil Sands

Oil Sands Base	430	97	527	1 231	442	1 673

In Situ	19	44	63	256	287	543

Fort Hills	88	—	88	336	1	337

Syncrude	173	28	201	746	106	852

Exploration and Production(3)	—	109	109	—	420	420

Refining and Marketing	224	34	258	732	84	816

Corporate and Eliminations(4)	2	10	12	14	164	178
	936	322	1 258	3 315	1 504	4 819

(1)
Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders, maintaining current processing capacity and delivering existing developed reserves.

(2)
Economic investment capital expenditures include capital investments that result in an increase in value through adding reserves or improving processing capacity, utilization, cost or margin, including associated infrastructure.

(3)
Excludes capital expenditures related to assets held for sale of  $16 million in the fourth quarter of 2022 and $57 million in the twelve months ended December 31, 2022.

(4)
Excludes capital expenditures related to assets held for sale of  $24 million in the fourth quarter of 2022 and $76 million in the twelve months ended December 31, 2022.

The company’s 2022 capital expenditures were focused on the safety and reliability of the company’s operations, heavily weighted toward asset sustainment and maintenance activities, which included planned annual coker maintenance at Oil Sands Base Upgrader 1 and Upgrader 2, significant planned turnaround activities at Firebag, planned maintenance at Fort Hills, a planned turnaround at Syncrude, and planned turnaround maintenance at the company’s Edmonton, Montreal and Sarnia refineries. Economic investment in 2022 was primarily directed towards economic investment to progress low-carbon power cogeneration to replace the coke-fired boilers, the Terra Nova Asset Life Extension Project, net of support from the government of Newfoundland and Labrador, development work on the West White Rose Project, continued investment in well pad projects and the Mildred Lake West Extension mining project.
30   2022 Fourth Quarter   Suncor Energy Inc.

During the fourth quarter of 2022, the company spent $1.258 billion on capital expenditures, excluding capitalized interest, compared to $1.146 billion in the prior year quarter. The increase in capital expenditures in the current quarter was primarily due to increased asset sustainment and maintenance capital expenditures at Oil Sands Base, increased asset sustainment and maintenance capital expenditures at R&M, and increased economic investment capital expenditures in E&P, primarily due to development work at the West White Rose Project in the current period, which was partially offset by decreased economic investment capital expenditures at In Situ and in Corporate.
Activity in the fourth quarter of 2022 is summarized by business unit below.
Oil Sands
Oil Sands Base capital expenditures were $527 million in the fourth quarter of 2022 and were primarily focused on asset sustainment and maintenance activities, as well as economic investment to progress low-carbon power cogeneration to replace the coke-fired boilers.
In Situ capital expenditures were $63 million in the fourth quarter of 2022 and were primarily directed towards economic investment activities, including the continued investment in well pad projects.
Fort Hills capital expenditures were $88 million in the fourth quarter of 2022, and were directed towards asset sustainment maintenance activities, including mine and tailings development aligned with the execution of its mine improvement plan, which includes an accelerated sequence of mine development relative to historical plans, as well as planned maintenance activities that occurred in the fourth quarter.
Syncrude capital expenditures were $201 million in the fourth quarter of 2022, the majority of which were for asset sustainment and maintenance expenditures relating to the company’s planned maintenance program. Economic investment during the quarter was directed towards progressing the Mildred Lake West Extension mining project.
Exploration and Production
E&P capital and exploration expenditures were $109 million in the fourth quarter of 2022 and were related to economic investment projects, primarily related to the Terra Nova Asset Life Extension Project and development work at the West White Rose Project.
Refining and Marketing
R&M capital expenditures were $258 million in the fourth quarter of 2022 and were primarily related to asset sustainment and maintenance activities relating to the company’s planned maintenance program. Economic investment capital expenditures in the fourth quarter of 2022 were focused on the enhancement of the company’s sales and marketing business, including the optimization of its retail operations.
Corporate and Eliminations
Corporate and Eliminations capital expenditures were $12 million in the fourth quarter of 2022 and were primarily directed towards the company’s digital transformation.
2022 Fourth Quarter   Suncor Energy Inc.   31

FOURTH QUARTER DISCUSSION
7. FINANCIAL CONDITION AND LIQUIDITY
Indicators
	Twelve months ended December 31
	2022	2021
Return on capital employed(1)(2) (%)	19.4	8.6
Net debt to adjusted funds from operations(1) (times)	0.8	1.6
Total debt to total debt plus shareholders’ equity(1) (%)	28.4	33.4
Net debt to net debt plus shareholders’ equity(1) (%)	25.7	30.6
Net debt to net debt plus shareholders’ equity – excluding leases(1) (%)	21.3	26.6

(1)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

(2)
ROCE would have been 22.9% for the twelve months ended December 31, 2022, excluding the impact of the impairment reversal of  $715 million ($542 million after-tax) and impairment of  $70 million ($47 million after-tax) in the second quarter of 2022, and the impact of the impairment of $3.397 billion ($2.586 billion after-tax) in the third quarter of 2022. ROCE would have been 8.2% for the twelve months ended December 31, 2021, excluding the impact of the impairment reversal of  $221 million ($168 million after-tax) in the third quarter of 2021.

Capital Resources
Suncor’s capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor’s management believes the company will have the capital resources to fund its planned 2023 capital spending program of  $5.4 billion to $5.8 billion and to meet current and future working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company’s cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing gross margins, operating expenses, taxes, royalties and foreign exchange rates.
The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company’s short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor’s cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.
Available Sources of Liquidity
For the three months ended December 31, 2022, cash and cash equivalents decreased to $1.980 billion from $4.659 billion at September 30, 2022, due to the significant repayment of long-term debt, the company’s capital and exploration expenditures, the repurchase of Suncor’s common shares under its NCIB, and the payment of dividends exceeding cash flow provided by operating activities, including income tax instalments paid.
For the twelve months ended December 31, 2022, cash and cash equivalents decreased to $1.980 billion from $2.205 billion at December 31, 2021, due to the repurchase of Suncor’s common shares under its NCIB, the significant repayment of long-term debt, the company’s capital and exploration expenditures, and the payment of dividends in the twelve months ended December 31, 2022, exceeding cash flow provided by operating activities, including income tax instalments paid, and an increase in short-term indebtedness.
As at December 31, 2022, the weighted average days to maturity of the company’s short-term investment portfolio was approximately 9 days.
Available credit facilities for liquidity purposes as at December 31, 2022, were $2.900 billion, compared to $4.247 billion at December 31, 2021. The decrease in liquidity was primarily due to an increase in short-term indebtedness.
Financing Activities
Management of debt levels and liquidity continues to be a priority for Suncor given the company’s long-term plans and future expected volatility in the current business environment. Suncor believes a phased and flexible approach to existing and future projects should assist the company in maintaining its ability to manage project costs and debt levels.
32   2022 Fourth Quarter   Suncor Energy Inc.

Total Debt to Total Debt Plus Shareholders’ Equity
Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an “event of default” as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders’ equity. At December 31, 2022, total debt to total debt plus shareholders’ equity was 28.4% (December 31, 2021 – 33.4%). The company also continues to be in compliance with all operating covenants under its debt agreements.
Change in Debt
	Three months ended	Twelve months ended
($ millions)	December 31, 2022	December 31, 2022
Total debt(1) – beginning of period	19 243	18 354

Decrease in long-term debt	(3 589)	(5 128)

Increase in short-term debt	37	1 473

Increase in lease liability	244	524

Lease payments	(83)	(329)

Foreign exchange on debt, and other	(233)	725
Total debt(1) – December 31, 2022	15 619	15 619

Less: Cash and cash equivalents – December 31, 2022	1 980	1 980
Net debt(1) – December 31, 2022	13 639	13 639

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

The company’s total debt decreased in the fourth quarter of 2022 primarily due to the significant repayment of long-term debt made during the fourth quarter of 2022, and favourable foreign exchange rates on U.S. dollar denominated debt compared to September 30, 2022, which was partially offset by leases entered into during the period.
The company’s total debt decreased in the twelve months ended December 31, 2022, primarily due to the significant repayment of long-term debt and principal lease payments made during the twelve months ended December 31, 2022, which was partially offset by an increase in short-term indebtedness in the period, unfavourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2021, and leases entered into during the period.
At December 31, 2022, Suncor’s net debt was $13.639 billion, compared to $14.584 billion at September 30, 2022, and $16.149 billion at December 31, 2021. The change in net debt was primarily due to the factors listed above, which was partially offset by a decrease in cash and cash equivalents.
During the fourth quarter of 2022, in support of its debt reduction and annual capital allocation targets, the company repaid approximately $3.6 billion of its various notes below par.
Common Shares
December 31,
(thousands)	2022
Common shares	1 337 471

Common share options – exercisable	16 407

Common share options – non-exercisable	4 661
As at February 13, 2023, the total number of common shares outstanding was 1,329,380,560 and the total number of exercisable and non-exercisable common share options outstanding was 20,815,645. Once exercisable, each outstanding common share option is convertible into one common share.
2022 Fourth Quarter   Suncor Energy Inc.   33

FOURTH QUARTER DISCUSSION
Share Repurchases
In the first quarter of 2022, the TSX accepted a notice filed by Suncor to renew its NCIB to repurchase up to 5% of the company’s outstanding common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provided that, beginning February 8, 2022, and ending February 7, 2023, Suncor may purchase for cancellation up to 71,650,000 common shares, which is equal to approximately 5% of Suncor’s issued and outstanding common shares as at the date hereof. As at January 31, 2022, Suncor had 1,435,748,494 common shares issued and outstanding.
During the second quarter of 2022, and following the Board’s approval to increase the company’s share repurchase program to up to 10% of the company’s public float, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on May 11, 2022, to increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2022, and ending February 7, 2023, from 71,650,000 common shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2022, to 143,500,000, or approximately 10% of Suncor’s public float as at January 31, 2022. No other terms of the NCIB were amended. Suncor security holders may obtain a copy of the amended notice, without charge, by contacting the company.
Subsequent to the fourth quarter of 2022, the TSX accepted a notice filed by Suncor to renew its NCIB to purchase the company's common shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading systems. The notice provides that, beginning February 17, 2023, and ending February 16, 2024, Suncor may purchase for cancellation up to 132,900,000 common shares, which is equal to approximately 10% of Suncor's public float as of February 3, 2023. On February 3, 2023, Suncor had 1,330,006,760 common shares issued and outstanding.
Between February 8, 2022, and February 7, 2023, and pursuant to Suncor's previous NCIB (as amended), Suncor repurchased 118,143,500 shares on the open market, representing the equivalent of 8.2% of its common shares as at January 31, 2022, for $5.248 billion, at a weighted average price of  $44.42 per share.
The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term strategy.
	Three months ended December 31		Twelve months ended December 31
($ millions, except as noted)	2022	2021	2022	2021
Share repurchase activities (thousands of common shares)	16 693	20 858	116 908	83 959

Weighted average repurchase price per share (dollars per share)	43.43	30.65	43.92	27.45

Share repurchase cost	725	639	5 135	2 304
Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements
In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2021 annual MD&A and has provided an update below. Suncor does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures.
During the fourth quarter of 2022, the company decreased its commitments as a result of early debt repayments of approximately $3.6 billion of its various notes, which is expected to have a significant impact on the company’s long-term debt and interest payments on long-term debt. This was partially offset by an increase in commitments associated with the company’s decommissioning and restoration costs, as well as increases to its leases, primarily due to building lease extensions entered into during the quarter. Refer to note 6 to the unaudited interim Consolidated Financial Statements for the three and twelve months ended December 31, 2022, and to note 21 and note 24 to the audited Consolidated Financial Statements for the year ended December 31, 2021, for more details on the company’s long-term debt and decommissioning and restoration balances.
34   2022 Fourth Quarter   Suncor Energy Inc.

8. QUARTERLY FINANCIAL DATA
Trends in Suncor’s quarterly revenue, earnings and adjusted funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices and crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as operational incidents and the impacts of the COVID-19 pandemic.
Financial Summary
Three months ended ($ millions, unless otherwise noted)	Dec 31 2022	Sep 30 2022	Jun 30 2022	Mar 31 2022	Dec 31 2021	Sep 30 2021	Jun 30 2021	Mar 31 2021
Total production (mboe/d)

Oil Sands	688.1	646.0	641.5	685.7	665.9	605.1	615.7	690.6

Exploration and Production	75.0	78.1	78.7	80.4	77.4	93.5	84.0	95.3
	763.1	724.1	720.2	766.1	743.3	698.6	699.7	785.9
Revenues and other income

Operating revenues, net of royalties(1)	13 920	14 944	16 135	13 337	11 149	10 145	9 159	8 679

Other (loss) income	(65)	113	69	14	10	68	(66)	(43)
	13 855	15 057	16 204	13 351	11 159	10 213	9 093	8 636
Net earnings (loss)	2 741	(609)	3 996	2 949	1 553	877	868	821

per common share – basic (dollars)	2.03	(0.45)	2.84	2.06	1.07	0.59	0.58	0.54

per common share – diluted (dollars)	2.03	(0.45)	2.83	2.06	1.07	0.59	0.58	0.54
Adjusted operating earnings(2)(3)	2 432	2 565	3 814	2 755	1 294	1 043	722	746

per common share(4)(5) (dollars)	1.81	1.88	2.71	1.92	0.89	0.71	0.48	0.49
Adjusted funds from operations(2)	4 189	4 473	5 345	4 094	3 144	2 641	2 362	2 110

per common share(4)(5) (dollars)	3.11	3.28	3.80	2.86	2.17	1.79	1.57	1.39
Cash flow provided by operating activities	3 924	4 449	4 235	3 072	2 615	4 718	2 086	2 345

per common share – basic (dollars)	2.91	3.26	3.01	2.14	1.80	3.19	1.39	1.54
ROCE(4) (%) for the twelve months ended	19.4	17.5	19.4	12.7	8.6	4.5	1.9	(1.4)
ROCE excluding impairments and impairment reversals(4) (%) for the twelve months ended	22.9	21.0	18.2	12.4	8.2	4.9	2.6	(0.6)
Common share information (dollars)

Dividend per common share	0.52	0.47	0.47	0.42	0.42	0.21	0.21	0.21

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	42.95	38.90	45.16	40.70	31.65	26.26	29.69	26.27

New York Stock Exchange (US$)	31.73	28.15	35.07	32.59	25.03	20.74	23.97	20.90

(1)
The company revised certain gross revenues and purchases of crude oil and products to align with the current period presentation. For the three months ended March 31, 2022, gross revenues and purchases of crude oil and products was decreased by $150 million, with no effect on net earnings.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document. Adjusted operating earnings (loss) for each quarter are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each Quarterly Report to Shareholders issued by Suncor (Quarterly Reports) in respect of the relevant quarter. Adjusted funds from operations for each quarter are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR at www.sedar.com.

(3)
Beginning in the first quarter of 2021, the company revised its calculation of adjusted operating earnings (loss), a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been revised to reflect this change.

(4)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document. Non-GAAP measures included in ROCE and ROCE excluding impairments and impairment reversals are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR at www.sedar.com.

(5)
Represented on a basic per share basis.

2022 Fourth Quarter   Suncor Energy Inc.   35

FOURTH QUARTER DISCUSSION
Business Environment
(average for the three months ended)		Dec 31 2022	Sep 30 2022	Jun 30 2022	Mar 31 2022	Dec 31 2021	Sep 30 2021	Jun 30 2021	Mar 31 2021
WTI crude oil at Cushing	US$/bbl	82.65	91.65	108.40	94.40	77.15	70.55	66.05	57.80

Dated Brent crude	US$/bbl	88.65	100.95	113.75	101.50	79.70	73.45	68.85	60.85

Dated Brent/Maya FOB price differential	US$/bbl	17.70	17.95	11.65	14.30	8.60	7.80	6.20	4.70

MSW at Edmonton	Cdn$/bbl	110.05	116.85	137.80	115.75	93.25	83.75	77.25	66.55

WCS at Hardisty	US$/bbl	57.00	71.75	95.60	79.80	62.50	56.95	54.60	45.40

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(25.65)	(19.90)	(12.80)	(14.60)	(14.65)	(13.60)	(11.45)	(12.40)

SYN-WTI (differential) premium	US$/bbl	4.15	8.80	6.05	(1.30)	(1.80)	(1.60)	0.35	(3.50)

Condensate at Edmonton	US$/bbl	83.40	87.35	108.35	96.15	79.10	69.20	66.40	58.00

Natural gas (Alberta spot) at AECO	Cdn$/GJ	4.90	4.15	6.90	4.50	4.45	3.40	2.95	2.95

Alberta Power Pool Price	Cdn$/MWh	213.95	221.40	122.45	90.00	107.30	100.35	104.50	95.45

New York Harbor 2-1-1 crack(1)	US$/bbl	52.75	46.70	60.05	28.25	20.65	20.90	20.35	15.60

Chicago 2-1-1 crack(1)	US$/bbl	39.20	43.30	49.40	20.20	16.90	20.45	20.25	13.40

Portland 2-1-1 crack(1)	US$/bbl	50.70	57.30	63.45	33.80	25.35	26.70	24.55	15.80

Gulf Coast 2-1-1 crack(1)	US$/bbl	40.20	41.85	52.55	26.80	19.65	19.55	18.25	14.45

U.S. Renewable Volume Obligation	US$/bbl	8.55	8.10	7.80	6.45	6.10	7.35	8.15	5.50

Exchange rate	US$/Cdn$	0.74	0.77	0.78	0.79	0.79	0.79	0.81	0.79

Exchange rate (end of period)	US$/Cdn$	0.74	0.73	0.78	0.80	0.79	0.78	0.81	0.80

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

36   2022 Fourth Quarter   Suncor Energy Inc.

9. OTHER ITEMS
Accounting Policies and New IFRS Standards
Suncor’s significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2021 annual MD&A and in notes 3 and 5 of Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2021.
Critical Accounting Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company’s financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor’s critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2021, and in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2021 annual MD&A.
Financial Instruments
Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company’s position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor’s financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2021, note 9 to the unaudited interim Consolidated Financial Statements for the three and twelve months ended December 31, 2022, and the Financial Condition and Liquidity section of the 2021 annual MD&A.
2022 Fourth Quarter   Suncor Energy Inc.   37

FOURTH QUARTER DISCUSSION
10. NON-GAAP AND OTHER FINANCIAL MEASURES ADVISORY
Certain financial measures in this document – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in ROCE and ROCE excluding impairments and impairment reversals, price realizations, free funds flow, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, net debt, total debt, LIFO inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.
Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish these non-GAAP financial measures from their respective comparable GAAP measures and better reflect the purpose of such measures. The composition of these measures remained unchanged and therefore no prior periods were revised.
Adjusted Operating Earnings (Loss)
Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings (loss) is reconciled to net earnings (loss) in the Consolidated Financial Information and Segment Results and Analysis sections of this document.
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been revised to reflect this change. See the Income Tax section of this document for a discussion on income taxes.
Bridge Analyses of Adjusted Operating Earnings (Loss)
Throughout this document, the company presents charts that illustrate the change in adjusted operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Adjusted Operating Earnings (Loss) narratives following the bridge analyses in particular sections of this document. These bridge analyses are presented because management uses this presentation to evaluate performance.
•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and throughput volumes for the R&M segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, with the exception of Libya, which is net of royalties, and realized commodity risk management activities. Also included are refining and marketing gross margins, other operating revenue, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company’s Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties excludes the impact of Libya, as royalties in Libya are taken into account in Price, Margin and Other Revenue as described above.

•
The factor for Inventory Valuation includes the before-tax impact of the FIFO method of inventory valuation in the company’s R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor’s refineries, as both represent inventory valuation adjustments, and downstream realized commodity risk management activities.

•
The factor for Operating and Transportation Expense includes project startup costs, operating, selling and general expense, and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses and changes in gains and losses on disposal of assets that are not adjusted operating earnings (loss) adjustments.

•
The factor for DD&A and Exploration Expense includes depreciation, depletion and amortization expense, and exploration expense.

•
The factor for Income Tax includes the company’s current and deferred income tax expense on adjusted operating earnings, changes in statutory income tax rates and other income tax adjustments.

38   2022 Fourth Quarter   Suncor Energy Inc.

Return on Capital Employed (ROCE) and ROCE Excluding Impairments and Impairment Reversals
ROCE is a measure that management uses to analyze operating performance and the efficiency of Suncor’s capital allocation process. ROCE is calculated using the non-GAAP financial measures adjusted net earnings and average capital employed. Adjusted net earnings are calculated by taking net earnings (loss) and adjusting after-tax amounts for unrealized foreign exchange on U.S. dollar denominated debt and net interest expense. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.
For the twelve months ended December 31
($ millions, except as noted)		2022	2021
Adjustments to net earnings

Net earnings		9 077	4 119

Add (deduct) after-tax amounts for:

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt		679	(101)

Net interest expense		642	645
Adjusted net earnings(1)	A	10 398	4 663
Capital employed – beginning of twelve-month period

Net debt(2)		16 149	19 814

Shareholders’ equity		36 614	35 757
		52 763	55 571
Capital employed – end of twelve-month period

Net debt(2)		13 639	16 149

Shareholders’ equity		39 367	36 614
		53 006	52 763
Average capital employed	B	53 651	54 069
ROCE (%)(3)	A/B	19.4	8.6

(1)
Total before-tax impact of adjustments is $1.575 billion for the twelve months ended December 31, 2022, and $738 million for the twelve months ended December 31, 2021.

(2)
Net debt is a non-GAAP financial measure.

(3)
ROCE would have been 22.9% for the twelve months ended December 31, 2022, excluding the impact of the impairment reversal of  $715 million ($542 million after-tax) and impairment of  $70 million ($47 million after-tax) in the second quarter of 2022, and the impact of the impairment of $3.397 billion ($2.586 billion after-tax) in the third quarter of 2022. ROCE would have been 8.2% for the twelve months ended December 31, 2021, excluding the impact of the impairment reversal of  $221 million ($168 million after-tax) in the third quarter of 2021.

2022 Fourth Quarter   Suncor Energy Inc.   39

FOURTH QUARTER DISCUSSION
Adjusted Funds From (Used In) Operations(1)
Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.
Adjusted funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by the operating activities measure in the Non-GAAP and Other Financial Measures Advisory section of each respective management’s discussion and analysis or quarterly report to shareholders, as applicable, for the related quarter, with such information being incorporated by reference herein and available on SEDAR at www.sedar.com.
Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes(1)		Total
($ millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Earnings (loss) before income taxes(1)	1 625	1 169	578	603	1 517	599	(182)	(317)	—	—	3 538	2 054

Adjustments for:

Depreciation, depletion, amortization and impairment	1 080	1 237	130	129	226	243	29	21	—	—	1 465	1 630

Accretion	64	61	15	15	2	1	—	—	—	—	81	77

Unrealized foreign exchange gain on U.S. dollar denominated debt	—	—	—	—	—	—	(200)	(25)	—	—	(200)	(25)

Change in fair value of financial instruments and trading inventory	105	8	(11)	42	(121)	—	—	—	—	—	(27)	50

(Gain) loss on disposal of assets	(5)	(4)	1	(227)	(1)	(1)	(3)	—	—	—	(8)	(232)

Loss on extinguishment of long-term debt	—	—	—	—	—	—	32	—	—	—	32	—

Share-based compensation	66	36	5	4	30	21	66	64	—	—	167	125

Settlement of decommissioning and restoration liabilities	(61)	(71)	(2)	1	(11)	(6)	(5)	—	—	—	(79)	(76)

Other	55	23	3	(2)	21	12	(10)	5	—	—	69	38

Current income tax expense	—	—	—	—	—	—	—	—	(849)	(497)	(849)	(497)
Adjusted funds from (used in) operations(1)	2 929	2 459	719	565	1 663	869	(273)	(252)	(849)	(497)	4 189	3 144

Change in non-cash working capital											(265)	(529)
Cash flow provided by operating activities											3 924	2 615

(1)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this document for a discussion on income taxes.

40   2022 Fourth Quarter   Suncor Energy Inc.

Twelve months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes(1)		Total
($ millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Earnings (loss) before income taxes(1)	5 633	2 825	3 221	1 791	5 694	2 867	(2 232)	(1 913)	—	—	12 316	5 570

Adjustments for:

Depreciation, depletion, amortization and impairment	7 927	4 585	(105)	324	844	853	120	88	—	—	8 786	5 850

Accretion	249	240	60	58	8	6	(1)	—	—	—	316	304

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	729	(113)	—	—	729	(113)

Change in fair value of financial instruments and trading inventory	18	(66)	(6)	3	(50)	50	—	—	—	—	(38)	(13)

(Gain) loss on disposal of assets	(7)	(4)	66	(227)	(11)	(19)	(3)	(7)	—	—	45	(257)

Loss on extinguishment of long-term debt	—	—	—	—	—	—	32	80	—	—	32	80

Share-based compensation	139	61	6	5	50	34	133	105	—	—	328	205

Settlement of decommissioning and restoration liabilities	(264)	(245)	(21)	(1)	(23)	(17)	(6)	—	—	—	(314)	(263)

Other	136	179	(43)	(2)	49	57	(12)	55	—	—	130	289

Current income tax expense	—	—	—	—	—	—	—	—	(4 229)	(1 395)	(4 229)	(1 395)
Adjusted funds from (used in) operations(1)	13 831	7 575	3 178	1 951	6 561	3 831	(1 240)	(1 705)	(4 229)	(1 395)	18 101	10 257

Change in non-cash working capital											(2 421)	1 507
Cash flow provided by operating activities											15 680	11 764

(1)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this document for a discussion on income taxes.

2022 Fourth Quarter   Suncor Energy Inc.   41

FOURTH QUARTER DISCUSSION
Free Funds Flow
Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.
	Three months ended December 31		Twelve months ended December 31
($ millions)	2022	2021	2022	2021
Cash flow provided by operating activities	3 924	2 615	15 680	11 764

(Add) deduct change in non-cash working capital	(265)	(529)	(2 421)	1 507
Adjusted funds from operations	4 189	3 144	18 101	10 257

Less capital expenditures including capitalized interest(1)	(1 302)	(1 184)	(4 987)	(4 555)
Free funds flow	2 887	1 960	13 114	5 702

(1)
Excludes capital expenditures related to assets held for sale of  $40 million in the fourth quarter of 2022 and $133 million for the twelve months ended December 31, 2022.

Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs
Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for i) non-production costs that management believes do not relate to production performance, including, but not limited to, share-based compensation adjustments, research costs, safe-mode costs associated with the deferral of capital projects, additional costs incurred in response to the COVID-19 pandemic, adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production and the expense recorded as part of a non-monetary arrangement involving a third-party processor; ii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; and iii) project startup costs. Oil Sands operations and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets through the interconnecting pipelines. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this document. Management uses cash operating costs to measure operating performance.
42   2022 Fourth Quarter   Suncor Energy Inc.

Refining and Marketing Gross Margin and Refining Operating Expense
Refining and marketing gross margins and refining operating expense are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees recorded in intersegment revenues. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation recorded in purchases of crude oil and products and risk management activities recorded in other income (loss). Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company’s supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining and marketing gross margin and refining operating expense to measure operating performance on a production barrel basis.
	Three months ended December 31		Twelve months ended December 31
($ millions, except as noted)	2022	2021	2022	2021
Refining and marketing gross margin reconciliation

Operating revenues	9 019	6 623	36 728	22 915

Purchases of crude oil and products	(6 515)	(5 110)	(27 261)	(16 807)
	2 504	1 513	9 467	6 108

Other (loss) income	61	(2)	(60)	(50)

Non-refining and marketing margin	3	(14)	(20)	(54)
Refining and marketing gross margin – FIFO	2 568	1 497	9 387	6 004

Refinery production(1) (mbbls)	43 321	44 575	168 149	162 862
Refining and marketing gross margin – FIFO ($/bbl)	59.30	33.60	55.85	36.85
FIFO and risk management activities adjustment	439	(161)	(230)	(972)
Refining and marketing gross margin – LIFO	3 007	1 336	9 157	5 032
Refining and marketing gross margin – LIFO ($/bbl)	69.40	30.00	54.45	30.90
Refining operating expense reconciliation

Operating, selling and general expense	680	566	2 427	2 019

Non-refining costs	(338)	(294)	(1 246)	(1 051)
Refining operating expense	342	272	1 181	968

Refinery production(1) (mbbls)	43 321	44 575	168 149	162 862
Refining operating expense ($/bbl)	7.90	6.10	7.00	5.95

(1)
Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

2022 Fourth Quarter   Suncor Energy Inc.   43

FOURTH QUARTER DISCUSSION
Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings (Loss)
GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.
Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).
The company’s estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.
Net Debt and Total Debt
Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt, current portion of long-term lease liabilities, long-term debt and long-term lease liabilities (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).
	December 31	December 31
($ millions, except as noted)	2022	2021
Short-term debt	2 807	1 284

Current portion of long-term debt	—	231

Current portion of long-term lease liabilities	317	310

Long-term debt	9 800	13 989

Long-term lease liabilities	2 695	2 540
Total debt	15 619	18 354

Less: Cash and cash equivalents	1 980	2 205
Net debt	13 639	16 149

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	729	(113)
Net debt excluding foreign exchange impacts	12 910	16 262
Shareholders’ equity	39 367	36 614
Total debt plus shareholders’ equity	54 986	54 968
Total debt to total debt plus shareholders’ equity (%)	28.4	33.4
Net debt to net debt plus shareholders’ equity (%)	25.7	30.6
Net debt to net debt plus shareholders’ equity – excluding leases (%)	21.3	26.6
44   2022 Fourth Quarter   Suncor Energy Inc.

Price Realizations
Price realizations are a non-GAAP measure used by management to measure profitability. Oil Sands price realizations are presented on a crude product basis and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues associated with production. E&P price realizations are presented on an asset location basis and are derived from the E&P segmented statement of net earnings (loss), after adjusting for other E&P assets, such as Libya, for which price realizations are not provided.
Oil Sands Price Realizations
For the quarter ended	December 31, 2022				December 31, 2021
($ millions, except as noted)	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Crude Sales Basket	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Crude Sales Basket	Oil Sands Segment
Operating revenues, net of royalties	1 181	4 821	6 002	6 002	1 344	3 971	5 315	5 315

Add: Royalties	166	496	662	662	155	486	641	641
Operating revenues	1 347	5 317	6 664	6 664	1 499	4 457	5 956	5 956

Other (loss) income	(113)	(33)	(146)	(146)	7	4	11	11

Purchases of crude oil and products	(182)	(76)	(258)	(258)	(320)	(87)	(407)	(407)

Gross realization adjustment(1)	(68)	(127)	(195)		(88)	(92)	(180)
Gross realization	984	5 081	6 065		1 098	4 282	5 380
Transportation and distribution	(111)	(181)	(292)	(292)	(88)	(205)	(293)	(293)
Price realization	873	4 900	5 773		1 010	4 077	5 087
Sales volumes (mbbls)	16 050	46 487	62 537		16 260	45 644	61 904
Price realization per barrel	54.52	105.38	92.33		62.05	89.38	82.20
For the twelve months ended	December 31, 2022				December 31, 2021
($ millions, except as noted)	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Crude Sales Basket	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Crude Sales Basket	Oil Sands Segment
Operating revenues, net of royalties	6 980	19 488	26 468	26 468	5 092	13 305	18 397	18 397

Add: Royalties	912	3 051	3 963	3 963	376	1 147	1 523	1 523
Operating revenues	7 892	22 539	30 431	30 431	5 468	14 452	19 920	19 920

Other (loss) income	(80)	27	(53)	(53)	(56)	62	6	6

Purchases of crude oil and products	(1 673)	(377)	(2 050)	(2 050)	(1 231)	(213)	(1 444)	(1 444)

Gross realization adjustment(1)	(119)	(420)	(539)		(210)	(325)	(535)
Gross realization	6 020	21 769	27 789		3 971	13 976	17 947
Transportation and distribution	(438)	(772)	(1 210)	(1 210)	(359)	(767)	(1 126)	(1 126)
Price realization	5 582	20 997	26 579		3 612	13 209	16 821
Sales volumes (mbbls)	65 960	176 632	242 592		67 094	169 983	237 077
Price realization per barrel	84.63	118.88	109.57		53.80	77.73	70.96

(1)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

2022 Fourth Quarter   Suncor Energy Inc.   45

FOURTH QUARTER DISCUSSION
E&P Price Realizations
For the quarter ended	December 31, 2022				December 31, 2021
($ millions, except as noted)	E&P International	E&P Canada	Other(1)(2)	E&P Segment	E&P International	E&P Canada	Other(1)(2)	E&P Segment
Operating revenues, net of royalties	378	345	190	913	215	324	92	631

Add: Royalties	—	54	118	172	—	54	53	107
Operating revenues	378	399	308	1 085	215	378	145	738

Transportation and distribution	(5)	(13)	(16)	(34)	(6)	(11)	—	(17)
Price realization	373	386	292		209	367	145
Sales volumes (mbbls)	2 893	3 414			2 111	3 724
Price realization per barrel	128.86	112.93			100.14	98.42
For the twelve months ended	December 31, 2022				December 31, 2021
($ millions, except as noted)	International	East Coast Canada	Other(1)(2)	E&P Segment	International	East Coast Canada	Other(1)(2)	E&P Segment
Operating revenues, net of royalties	1 222	2 122	379	3 723	815	1 447	238	2 500

Add: Royalties	—	342	266	608	—	237	241	478
Operating revenues	1 222	2 464	645	4 331	815	1 684	479	2 978

Transportation and distribution	(24)	(61)	(16)	(101)	(25)	(44)	(43)	(112)
Price realization	1 198	2 403	629		790	1 640	436
Sales volumes (mbbls)	9 453	18 753			9 616	19 386
Price realization per barrel	126.61	128.07			82.16	84.70

(1)
Reflects other E&P assets, such as Libya, for which price realizations are not provided.

(2)
Production from the company’s Libya operations has been presented in the E&P section of this document on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. In the fourth quarter of 2022, revenue includes a gross-up amount of  $234 million, with an offsetting amount of $118 million in royalties in the E&P segment and $116 million in income tax expense recorded at the consolidated level. In the twelve months ended December 31, 2022, revenue includes a gross-up amount of  $486 million, with an offsetting amount of  $266 million in royalties in the E&P segment and $220 million in income tax expense recorded at the consolidated level. In the fourth quarter of 2021, revenue includes a gross-up amount of  $109 million, with an offsetting amount of  $53 million in royalties in the E&P segment and $56 million in income tax expense recorded at the consolidated level. In the twelve months ended December 31, 2021, revenue includes a gross-up amount of  $345 million, with an offsetting amount of  $241 million in royalties in the E&P segment and $104 million in income tax expense recorded at the consolidated level.

46   2022 Fourth Quarter   Suncor Energy Inc.

11. COMMON ABBREVIATIONS
The following is a list of abbreviations that may be used in this document:
Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
boe	barrels of oil equivalent	US$	United States dollars
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day	Financial and Business Environment
		Q4	Three months ended December 31
GJ	Gigajoule	DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
mcf	thousands of cubic feet of natural gas	WCS	Western Canadian Select
mcfe	thousands of cubic feet of natural gas equivalent	SCO	Synthetic crude oil
		SYN	Synthetic crude oil benchmark
MW	megawatts	MSW	Mixed Sweet Blend
MWh	megawatts per hour	NYMEX	New York Mercantile Exchange
		YTD	Year to date
2022 Fourth Quarter   Suncor Energy Inc.   47

FOURTH QUARTER DISCUSSION
12. FORWARD-LOOKING INFORMATION
This document contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this document include references to:
•
Suncor’s expectations regarding its downstream operations, including that it will retain and optimize the Petro-CanadaTM retail business with a goal of further strengthening Suncor’s integrated R&M business and driving increased long-term value for shareholders and the manner in which such enhancements will take place, including changing the mix ownership model of the company-owned and controller, dealer-owned and partnership sites and the focus of 2023 economic investment in the business;

•
statements regarding the anticipated sale of Suncor’s U.K. E&P portfolio, including the expectation that it will close in mid-2023;

•
statements about the Terra Nova Floating, Production, Storage and Offloading facility and the Asset Life Extension Project, including that the asset is on track for a return to production in the second quarter of 2023;

•
Suncor’s expectation that its Commerce City refinery will return to normal production rates by the end of the first quarter;

•
Suncor’s expectations for its Oil Sands business, including its focus on leveraging its regional scale and standardized processes and the expected benefits from this focus, and expectations for the PFT hot bitumen transfer piping;

•
statements and expectations regarding Fort Hills, including with respect to its 36-month mine improvement plan and the impacts thereof;

•
the expectation that operating costs at Syncrude will increase in 2023 as a result of structural mine progression factors;

•
Suncor’s primary focus for cost management in 2023 to sustainably reduce controllable operating costs and its expectation that inflationary pressures and structural mine factors at Syncrude and Fort Hills will increase near-term in its mining business;

•
Suncor’s belief that the sale of the company’s wind and solar assets will allow greater focus and investment in hydrogen and renewable fuels, and accelerates the company’s progress towards its net-zero GHG objective with investments that are complementary to its base business and that leverage its existing expertise;

•
Suncor’s expectations on its capital expenditures going forward, including with respect to economic capital spend and the planned areas of economic investments in 2023;

•
Suncor’s net-zero GHG objective including the expectation that the replacement of the coke-fired boilers at Oil Sands Base with a cogeneration facility will be in service in late 2024 and substantially contribute to the company’s net-zero GHG objective;

•
the expectation that the Upgrader 1 coke drum replacement at Oil Sands Base will be in service in late 2025, the Mildred Lake West Extension project will come online in late 2025, and the West White Rose Project will have production commence in the first half of 2026;

•
the company’s expectation that it continue to execute with its previously articulated capital allocation framework, the expectation that the company will increase its share buyback allocation to 75% by the end of the first quarter of 2023 and that the company will continue to progress towards its net debt reduction targets in 2023;

•
Suncor’s top priority in 2023 of driving improved safety and operational performance through its operational excellence principles and the expectation that this will deliver increased shareholder returns and the goals and strategies Suncor will use to achieve this priority;

48   2022 Fourth Quarter   Suncor Energy Inc.

•
Suncor’s plans to improve its safety performance, including the full-scale implementation of collision awareness and fatigue management technologies, including the timing of the implementation and the expected benefits therefrom as well as statements and expectations regarding Suncor’s safety improvement plans;

•
Suncor’s belief that its indicative 5-2-2-1 index will continue to be an appropriate measure against Suncor’s actual results;

•
statements regarding Suncor’s planned 2022 capital spending program of  $5.4 billion to $5.8 billion, including Suncor’s belief that it will have the capital resources to fund the capital spending program and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets and Suncor’s expectations regarding the allocation of its capital spending program and its expected benefits therefrom;

•
the objectives of Suncor’s short-term investment portfolio and Suncor’s expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment grade debt ratings;

•
the company’s priority regarding the management of debt levels and liquidity given the company’s long-term plans and future expected volatility in the pricing environment, Suncor’s belief that a phased and flexible approach to existing and future projects should assist Suncor in its ability to manage project costs and debt levels and Suncor’s expectation that its early debt repayments will have a significant impact of the company’s long-term debt and interest payments on long-term debt;

•
the company’s belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures;

•
statements about the NCIB, including the amount, timing and manner of purchases under the NCIB, that depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interest of the company and its shareholders, the expectation that the decision to allocate cash to repurchase shares will not affect its long-term strategy and the expectation that Suncor will enter into an automatic share purchase plan on February 17, 2023; and

•
Suncor's updated 2023 Fort Hills production range.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company’s reportable operating segments, specifically Oil Sands, E&P and R&M, may be affected by a number of factors.
Factors that affect Suncor’s Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company’s proprietary production will be closed, experience equipment failure or other accidents; Suncor’s ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor’s dependence on pipeline capacity and other logistical constraints, which may affect the company’s ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor’s ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and In Situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company’s ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta’s Wood Buffalo region and the surrounding area (including housing, roads and schools).
Factors that affect Suncor’s E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socioeconomic risks associated with Suncor’s foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.
Factors that affect our R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company’s margins; market competition, including potential new market entrants; the company’s ability to reliably operate
2022 Fourth Quarter   Suncor Energy Inc.   49

FOURTH QUARTER DISCUSSION
refining and marketing facilities in order to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.
Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the COVID-19 pandemic and the actions of OPEC+); fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor’s control for the company’s operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the company’s facilities; the company’s ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company’s marketing and logistics activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Aboriginal consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.
Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this document, and in the company’s 2021 annual MD&A, the 2021 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.
The forward-looking statements contained in this document are made as of the date of this document. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.
50   2022 Fourth Quarter   Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)
	Three months ended December 31		Twelve months ended December 31
($ millions)	2022	2021	2022	2021
Revenues and Other Income

Operating revenues, net of royalties (note 3)	13 920	11 149	58 336	39 132

Other (loss) income (note 4)	(65)	10	131	(31)
	13 855	11 159	58 467	39 101
Expenses

Purchases of crude oil and products	4 650	4 070	20 775	13 791

Operating, selling and general	3 556	2 978	12 807	11 366

Transportation and distribution	443	380	1 671	1 479

Depreciation, depletion, amortization and impairment (note 10)	1 465	1 630	8 786	5 850

Exploration	5	16	56	47

(Gain) loss on disposal of assets (note 10)	(8)	(232)	45	(257)

Financing expenses (note 6)	206	263	2 011	1 255
	10 317	9 105	46 151	33 531
Earnings before Income Taxes	3 538	2 054	12 316	5 570
Income Tax Expense (Recovery)

Current	849	497	4 229	1 395

Deferred	(52)	4	(990)	56
	797	501	3 239	1 451
Net Earnings	2 741	1 553	9 077	4 119
Other Comprehensive (Loss) Income

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	(56)	(28)	160	(63)

Items That Will Not be Reclassified to Earnings:

Actuarial gain on employee retirement benefit plans, net of income taxes (note 12)	3	46	838	856
Other Comprehensive (Loss) Income	(53)	18	998	793
Total Comprehensive Income	2 688	1 571	10 075	4 912
Per Common Share (dollars) (note 7)

Net earnings – basic	2.03	1.07	6.54	2.77

Net earnings – diluted	2.03	1.07	6.53	2.77

Cash dividends	0.52	0.42	1.88	1.05
See accompanying notes to the condensed interim consolidated financial statements.
2022 Fourth Quarter   Suncor Energy Inc.   51

CONSOLIDATED BALANCE SHEETS
(unaudited)
($ millions)	December 31 2022	December 31 2021
Assets

Current assets

Cash and cash equivalents	1 980	2 205

Accounts receivable	6 068	4 534

Inventories	5 058	4 110

Income taxes receivable	244	128

Assets held for sale (note 13)	1 186	—
Total current assets	14 536	10 977

Property, plant and equipment, net	62 654	65 546

Exploration and evaluation	1 995	2 226

Other assets (note 12)	1 766	1 307

Goodwill and other intangible assets	3 586	3 523

Deferred income taxes	81	160
Total assets	84 618	83 739
Liabilities and Shareholders’ Equity

Current liabilities

Short-term debt	2 807	1 284

Current portion of long-term debt (note 6)	—	231

Current portion of long-term lease liabilities	317	310

Accounts payable and accrued liabilities	8 167	6 503

Current portion of provisions	564	779

Income taxes payable	484	1 292

Liabilities associated with assets held for sale (note 13)	530	—
Total current liabilities	12 869	10 399

Long-term debt (note 6)	9 800	13 989

Long-term lease liabilities	2 695	2 540

Other long-term liabilities (note 12)	1 642	2 180

Provisions (note 11)	9 800	8 776

Deferred income taxes	8 445	9 241

Equity	39 367	36 614
Total liabilities and shareholders’ equity	84 618	83 739
See accompanying notes to the condensed interim consolidated financial statements.
52   2022 Fourth Quarter   Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
	Three months ended December 31		Twelve months ended December 31
($ millions)	2022	2021	2022	2021
Operating Activities

Net Earnings	2 741	1 553	9 077	4 119

Adjustments for:

Depreciation, depletion, amortization and impairment	1 465	1 630	8 786	5 850

Deferred income tax (recovery) expense	(52)	4	(990)	56

Accretion (note 6)	81	77	316	304

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt (note 6)	(200)	(25)	729	(113)

Change in fair value of financial instruments and trading inventory	(27)	50	(38)	(13)

(Gain) loss on disposal of assets (note 10)	(8)	(232)	45	(257)

Loss on extinguishment of long-term debt (note 6)	32	—	32	80

Share-based compensation	167	125	328	205

Settlement of decommissioning and restoration liabilities	(79)	(76)	(314)	(263)

Other	69	38	130	289

(Increase) decrease in non-cash working capital	(265)	(529)	(2 421)	1 507
Cash flow provided by operating activities	3 924	2 615	15 680	11 764
Investing Activities

Capital and exploration expenditures	(1 302)	(1 184)	(4 987)	(4 555)

Capital expenditures on assets held for sale	(40)	—	(133)	—

Proceeds from disposal of assets (note 10)	—	317	315	335

Other investments and acquisitions (note 10)	(43)	(39)	(36)	(28)

(Increase) decrease in non-cash working capital	(165)	86	52	271
Cash flow used in investing activities	(1 550)	(820)	(4 789)	(3 977)
Financing Activities

Net increase (decrease) in short-term debt	37	(195)	1 473	(2 256)

Repayment of long-term debt (note 6)	(3 589)	(371)	(5 128)	(2 451)

Issuance of long-term debt	—	—	—	1 423

Lease liability payments	(83)	(88)	(329)	(325)

Issuance of common shares under share option plans	34	5	496	8

Repurchase of common shares (note 8)	(725)	(639)	(5 135)	(2 304)

Distributions relating to non-controlling interest	(2)	(2)	(9)	(9)

Dividends paid on common shares	(700)	(607)	(2 596)	(1 550)
Cash flow used in financing activities	(5 028)	(1 897)	(11 228)	(7 464)
(Decrease) Increase in Cash and Cash Equivalents	(2 654)	(102)	(337)	323

Effect of foreign exchange on cash and cash equivalents	(25)	(2)	112	(3)

Cash and cash equivalents at beginning of period	4 659	2 309	2 205	1 885
Cash and Cash Equivalents at End of Period	1 980	2 205	1 980	2 205
Supplementary Cash Flow Information

Interest paid	348	345	973	980

Income taxes paid (received)	1 525	73	4 737	(532)
See accompanying notes to the condensed interim consolidated financial statements.
2022 Fourth Quarter   Suncor Energy Inc.   53

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)
At December 31, 2020	25 144	591	877	9 145	35 757	1 525 151
Net earnings	—	—	—	4 119	4 119	—

Foreign currency translation adjustment	—	—	(63)	—	(63)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $277	—	—	—	856	856	—
Total comprehensive (loss) income	—	—	(63)	4 975	4 912	—

Issued under share option plans	8	—	—	—	8	245

Common shares forfeited	—	—	—	—	—	(186)

Repurchase of common shares for cancellation (note 8)	(1 382)	—	—	(922)	(2 304)	(83 959)

Change in liability for share repurchase commitment	(120)	—	—	(110)	(230)	—

Share-based compensation	—	21	—	—	21	—

Dividends paid on common shares	—	—	—	(1 550)	(1 550)	—
At December 31, 2021	23 650	612	814	11 538	36 614	1 441 251
Net earnings	—	—	—	9 077	9 077	—

Foreign currency translation adjustment	—	—	160	—	160	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $264 (note 12)	—	—	—	838	838	—
Total comprehensive income	—	—	160	9 915	10 075	—

Issued under share option plans	570	(58)	—	—	512	13 158

Common shares forfeited	—	—	—	—	—	(30)

Repurchase of common shares for cancellation (note 8)	(1 947)	—	—	(3 188)	(5 135)	(116 908)

Change in liability for share repurchase commitment (note 8)	(16)	—	—	(104)	(120)	—

Share-based compensation	—	17	—	—	17	—

Dividends paid on common shares	—	—	—	(2 596)	(2 596)	—
At December 31, 2022	22 257	571	974	15 565	39 367	1 337 471
See accompanying notes to the condensed interim consolidated financial statements.
54   2022 Fourth Quarter   Suncor Energy Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
1. Reporting Entity and Description of the Business
Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor is also listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE).
The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.
2. Basis of Preparation
(a) Statement of Compliance
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, specifically International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2021.
(b) Basis of Measurement
The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2021.
(c) Functional Currency and Presentation Currency
These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.
(d) Use of Estimates, Assumptions and Judgments
The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s audited consolidated financial statements for the year ended December 31, 2021.
(e) Income Taxes
The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.
2022 Fourth Quarter   Suncor Energy Inc.   55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3. Segmented Information
The company’s operating segments are reported based on the nature of their products and services and management responsibility.
Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation. Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings and comparative periods have been revised to reflect this change.
Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Revenues and Other Income

Gross revenues	4 644	4 553	1 085	738	9 008	6 598	17	8	14 754	11 897

Intersegment revenues	2 020	1 403	—	—	11	25	(2 031)	(1 428)	—	—

Less: Royalties	(662)	(641)	(172)	(107)	—	—	—	—	(834)	(748)
Operating revenues, net of royalties	6 002	5 315	913	631	9 019	6 623	(2 014)	(1 420)	13 920	11 149

Other (loss) income	(146)	11	(4)	3	61	(2)	24	(2)	(65)	10
	5 856	5 326	909	634	9 080	6 621	(1 990)	(1 422)	13 855	11 159
Expenses

Purchases of crude oil and products	258	407	—	—	6 515	5 110	(2 123)	(1 447)	4 650	4 070

Operating, selling and general	2 493	2 134	133	96	680	566	250	182	3 556	2 978

Transportation and distribution	292	293	34	17	126	80	(9)	(10)	443	380

Depreciation, depletion, amortization and impairment	1 080	1 237	130	129	226	243	29	21	1 465	1 630

Exploration	2	5	3	11	—	—	—	—	5	16

Loss (gain) on disposal of assets	(5)	(4)	1	(227)	(1)	(1)	(3)	—	(8)	(232)

Financing expenses	111	85	30	5	17	24	48	149	206	263
	4 231	4 157	331	31	7 563	6 022	(1 808)	(1 105)	10 317	9 105
Earnings (Loss) before Income Taxes	1 625	1 169	578	603	1 517	599	(182)	(317)	3 538	2 054

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	849	497

Deferred	—	—	—	—	—	—	—	—	(52)	4
	—	—	—	—	—	—	—	—	797	501
Net Earnings	—	—	—	—	—	—	—	—	2 741	1 553
Capital and Exploration Expenditures(1)	919	860	113	73	258	188	12	63	1 302	1 184

(1)
Excludes capital expenditures related to assets held for sale of  $40 million for the three months ended December 31, 2022.

56   2022 Fourth Quarter   Suncor Energy Inc.

Twelve months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Revenues and Other Income

Gross revenues(1)	21 905	15 319	4 331	2 978	36 622	22 808	49	28	62 907	41 133

Intersegment revenues(1)	8 526	4 601	—	—	106	107	(8 632)	(4 708)	—	—

Less: Royalties	(3 963)	(1 523)	(608)	(478)	—	—	—	—	(4 571)	(2 001)
Operating revenues, net of royalties	26 468	18 397	3 723	2 500	36 728	22 915	(8 583)	(4 680)	58 336	39 132

Other (loss) income	(53)	6	164	17	(60)	(50)	80	(4)	131	(31)
	26 415	18 403	3 887	2 517	36 668	22 865	(8 503)	(4 684)	58 467	39 101
Expenses

Purchases of crude oil and products(1)	2 050	1 444	—	—	27 261	16 807	(8 536)	(4 460)	20 775	13 791

Operating, selling and general	9 152	8 056	490	429	2 427	2 019	738	862	12 807	11 366

Transportation and distribution	1 210	1 126	101	112	396	282	(36)	(41)	1 671	1 479

Depreciation, depletion, amortization and impairment	7 927	4 585	(105)	324	844	853	120	88	8 786	5 850

Exploration	37	12	19	35	—	—	—	—	56	47

(Gain) loss on disposal of assets	(7)	(4)	66	(227)	(11)	(19)	(3)	(7)	45	(257)

Financing expenses	413	359	95	53	57	56	1 446	787	2 011	1 255
	20 782	15 578	666	726	30 974	19 998	(6 271)	(2 771)	46 151	33 531
Earnings (Loss) before Income Taxes	5 633	2 825	3 221	1 791	5 694	2 867	(2 232)	(1 913)	12 316	5 570

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	4 229	1 395

Deferred	—	—	—	—	—	—	—	—	(990)	56
	—	—	—	—	—	—	—	—	3 239	1 451
Net Earnings	—	—	—	—	—	—	—	—	9 077	4 119
Capital and Exploration Expenditures(2)	3 540	3 168	443	270	816	825	188	292	4 987	4 555

(1)
The company revised certain gross revenues and purchases of crude oil and products to align with current period presentation. For the twelve months ended December 31, 2022, gross revenues and purchases of crude oil and products decreased by $150 million, with no effect on net earnings.

(2)
Excludes capital expenditures related to assets held for sale of  $133 million for the twelve months ended December 31, 2022.

2022 Fourth Quarter   Suncor Energy Inc.   57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue
The company’s revenues are from the following major commodities and geographical regions:
Three months ended December 31	2022			2021
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel	5 317	—	5 317	4 457	—	4 457

Bitumen	1 347	—	1 347	1 499	—	1 499
	6 664	—	6 664	5 956	—	5 956
Exploration and Production

Crude oil and natural gas liquids	399	683	1 082	378	354	732

Natural gas	—	3	3	—	6	6
	399	686	1 085	378	360	738
Refining and Marketing

Gasoline	3 367	—	3 367	2 771	—	2 771

Distillate	5 013	—	5 013	2 956	—	2 956

Other	639	—	639	896	—	896
	9 019	—	9 019	6 623	—	6 623
Corporate and Eliminations
	(2 014)	—	(2 014)	(1 420)	—	(1 420)
Total Revenue from Contracts with Customers	14 068	686	14 754	11 537	360	11 897
Twelve months ended December 31	2022			2021
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel(1)	22 539	—	22 539	14 452	—	14 452

Bitumen	7 892	—	7 892	5 468	—	5 468
	30 431	—	30 431	19 920	—	19 920
Exploration and Production

Crude oil and natural gas liquids	2 464	1 834	4 298	1 709	1 257	2 966

Natural gas	—	33	33	—	12	12
	2 464	1 867	4 331	1 709	1 269	2 978
Refining and Marketing

Gasoline	14 540	—	14 540	9 983	—	9 983

Distillate	18 663	—	18 663	9 832	—	9 832

Other	3 525	—	3 525	3 100	—	3 100
	36 728	—	36 728	22 915	—	22 915
Corporate and Eliminations(1)
	(8 583)	—	(8 583)	(4 680)	—	(4 680)
Total Revenue from Contracts with Customers	61 040	1 867	62 907	39 864	1 269	41 133

(1)
The company revised certain gross revenues and purchases of crude oil and products to align with current period presentation. For the twelve months ended December 31, 2022, gross revenues and purchases of crude oil and products decreased by $150 million, with no effect on net earnings.

58   2022 Fourth Quarter   Suncor Energy Inc.

4. Other Income (Loss)
Other income (loss) consists of the following:
	Three months ended December 31		Twelve months ended December 31
($ millions)	2022	2021	2022	2021
Energy trading and risk management	(114)	(22)	(209)	(165)

Investment and interest income	28	7	100	64

Insurance proceeds(1)(2)	22	31	179	69

Other(3)	(1)	(6)	61	1
	(65)	10	131	(31)

(1)
The three months ended December 31, 2022, includes $22 million of insurance proceeds for the secondary extraction facilities at Oil Sands Base. The three months ended December 31, 2021, includes $31 million of insurance proceeds for the outage at MacKay River. Both are presented within the Oil Sands segment.

(2)
The twelve months ended December 31, 2022, includes $147 million of property damage insurance proceeds related to the company’s assets in Libya, within the Exploration and Production segment, and $32 million of insurance proceeds for the secondary extraction facilities at Oil Sands Base, within the Oil Sands segment. The twelve months ended December 31, 2021, includes $31 million of insurance proceeds for the outage at MacKay River, and $38 million for the secondary extraction facilities at Oil Sands Base, both within the Oil Sands segment.

(3)
The twelve months ended December 31, 2022, includes a US$50 million contingent consideration gain related to the sale of the company’s 26.69% working interest in the Golden Eagle Area Development in the fourth quarter of 2021, within the Exploration & Production segment, and an unrealized gain on an equity investment, within the Corporate segment.

5. Share-Based Compensation
The following table summarizes the share-based compensation expense for all plans recorded within operating, selling and general expense:
	Three months ended December 31		Twelve months ended December 31
($ millions)	2022	2021	2022	2021
Equity-settled plans	3	4	17	21

Cash-settled plans	180	121	484	301
	183	125	501	322
6. Financing Expenses
	Three months ended December 31		Twelve months ended December 31
($ millions)	2022	2021	2022	2021
Interest on debt	187	195	815	834

Interest on lease liabilities	43	39	167	161

Capitalized interest	(44)	(38)	(168)	(144)
Interest expense	186	196	814	851

Interest on partnership liability	13	12	51	51

Interest on pension and other post-retirement benefits	10	15	41	59

Accretion	81	77	316	304

Foreign exchange (gain) loss on U.S. dollar denominated debt	(200)	(25)	729	(113)

Operational foreign exchange and other	84	(12)	28	23

Loss on extinguishment of long-term debt	32	—	32	80
	206	263	2 011	1 255
2022 Fourth Quarter   Suncor Energy Inc.   59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In the fourth quarter of 2022, the company executed a debt tender offer pursuant to which it repaid $3.6 billion aggregate principal amount of debt at an amount below par of  $51 million plus accrued and unpaid interest. As a result of the extinguishment, the company incurred non-cash charges of  $83 million related to accelerated amortization, This resulted in a total loss on extinguishment of long-term debt of  $32 million. The general terms of the notes that were extinguished are as follows:
•
3.00% Series 5 Medium Term Notes, due 2026, with a principal amount of  $700 million (partial repayment of  $585 million);

•
8.20% Notes, due 2027, with a principal amount of US$59 million (partial repayment of US$16 million);

•
3.10% Series 6 Medium Term Notes, due 2029, with a principal amount of  $750 million (partial repayment of  $671 million);

•
5.00% Series 7 Medium Term Notes, due 2030, with a principal amount of  $1.3 billion (partial repayment of  $1.1 billion);

•
5.35% Notes, due 2033, with a principal amount of US$300 million (partial repayment of US$178 million);

•
5.95% Notes, due 2035, with a principal amount of US$600 million (partial repayment of US$401 million);

•
5.00% Series 4 Medium Term Notes, due 2037, with a principal amount of  $600 million (partial repayment of  $321 million); and

•
6.00% Notes, due 2042, with a principal amount of US$142 million (partial repayment of US$110 million).

In the second quarter of 2022, the company completed an early redemption, at par, of its outstanding US$450 million 2.80% notes and US$550 million 3.10% notes, originally due in 2023 and 2025, respectively. The company also completed a partial redemption, at par, for US$10.2 million of its outstanding US$152 million 6.00% notes, due in 2042.
In the first quarter of 2022, the company completed an early redemption of its outstanding US$182 million 4.50% notes, originally scheduled to mature in the second quarter of 2022.
During the fourth quarter of 2021, the company repaid its US$300 million (book value of  $371 million) senior unsecured notes at maturity with a coupon of 9.25%, for US$314 million ($388 million), including US$14 million ($17 million) of accrued interest.
7. Earnings per Common Share
	Three months ended December 31		Twelve months ended December 31
($ millions)	2022	2021	2022	2021
Net earnings	2 741	1 553	9 077	4 119
(millions of common shares)
Weighted average number of common shares	1 347	1 452	1 387	1 488

Dilutive securities:

Effect of share options	3	1	3	1
Weighted average number of diluted common shares	1 350	1 453	1 390	1 489
(dollars per common share)
Basic earnings per share	2.03	1.07	6.54	2.77
Diluted earnings per share	2.03	1.07	6.53	2.77
8. Normal Course Issuer Bid
During the first quarter of 2022, the Toronto Stock Exchange (TSX) accepted a notice filed by Suncor to renew its normal course issuer bid (NCIB) to purchase the company’s common shares through the facilities of the TSX, New York Stock Exchange (NYSE) and/or alternative trading systems. The notice provided that, beginning February 8, 2022, and ending February 7, 2023, Suncor may purchase for cancellation up to 71,650,000 common shares, which is equal to approximately 5% of Suncor’s issued and outstanding common shares as at the date hereof.
During the second quarter of 2022, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on May 11, 2022, to increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2022, and ending February 7, 2023, from 71,650,000 common shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2022, to 143,500,000, or approximately 10% of Suncor’s public float as at January 31, 2022. No other terms of the NCIB were amended.
60   2022 Fourth Quarter   Suncor Energy Inc.

For the three months ended December 31, 2022, the company repurchased 16.7 million common shares under the 2022 renewed NCIB at an average price of  $43.43 per share, for a total repurchase cost of  $725 million. For the twelve months ended December 31, 2022, the company repurchased 7.1 million common shares under the previous 2021 NCIB and 109.8 million under the 2022 renewed NCIB at an average price of  $43.92 per share, for a total repurchase cost of  $5.1 billion.
Subsequent to the fourth quarter of 2022, the TSX accepted a notice filed by Suncor to renew its NCIB to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning February 17, 2023, and ending February 16, 2024, Suncor may purchase for cancellation up to 132,900,000 common shares, which is equal to approximately 10% of Suncor’s public float as at February 3, 2023. As at February 3, 2023, Suncor had 1,330,006,760 common shares issued and outstanding.
The following table summarizes the share repurchase activities during the period:
	Three months ended December 31		Twelve months ended December 31
($ millions, except as noted)	2022	2021	2022	2021
Share repurchase activities (thousands of common shares)

Shares repurchased	16 693	20 858	116 908	83 959
Amounts charged to:

Share capital	279	343	1 947	1 382

Retained earnings	446	296	3 188	922
Share repurchase cost	725	639	5 135	2 304
Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:
($ millions)	December 31 2022	December 31 2021
Amounts charged to:

Share capital	136	120

Retained earnings	214	110
Liability for share purchase commitment	350	230
9. Financial Instruments
Derivative Financial Instruments
(a) Non-Designated Derivative Financial Instruments
The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.
The changes in the fair value of non-designated derivatives are as follows:
($ millions)	Total
Fair value outstanding at December 31, 2021	(98)

Cash settlements – paid during the year	220

Changes in fair value recognized in earnings during the year	(187)
Fair value outstanding at December 31, 2022	(65)
2022 Fourth Quarter   Suncor Energy Inc.   61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(b) Fair Value Hierarchy
To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at December 31, 2022, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.
The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at December 31, 2022:
($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	36	107	—	143

Accounts payable	(85)	(123)	—	(208)
	(49)	(16)	—	(65)
During the fourth quarter of 2022, there were no transfers between Level 1 and Level 2 fair value measurements.
Non-Derivative Financial Instruments
At December 31, 2022, the carrying value of fixed-term debt accounted for under amortized cost was $9.8 billion (December 31, 2021 – $14.2 billion) and the fair value was $9.4 billion (December 31, 2021 – $17.4 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.
10. Asset Transactions and Valuations
Oil Sands
Fort Hills assets:
During the fourth quarter of 2022, the company entered into an agreement to acquire Teck Resources Limited’s (Teck) 21.3% interest in the Fort Hills Project (Fort Hills) and its associated sales and logistics agreements for $1.0 billion, subject to working capital and other closing adjustments. Subsequent to the fourth quarter of 2022, TotalEnergies EP Canada Ltd. provided notice of the exercise of its contractual right of first refusal to acquire from Teck a 6.65% interest in Fort Hills, which reduced the amount of working interest available for Suncor to purchase. As a result, on February 2, 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills for $688 million, before working capital and other closing adjustments, bringing the company’s and its affiliate’s total aggregate working interest in Fort Hills to 68.76%. Due to the limited time between the acquisition and the preparation of these consolidated financial statements, the timing of closing adjustments, the value of the assets acquired and the liabilities assumed on the acquisition were not finalized to complete the purchase price allocation.
Prior to entering the agreement with Teck, the company also updated its long-range plan for Fort Hills, which incorporated lower gross production and increased operating costs per barrel for the next 36 months. Management considered these indicators of impairment and performed an asset impairment test using recoverable amounts based on fair value less costs of disposal. An impairment charge of  $2.6 billion (net of taxes of  $0.8 billion) was recognized on its share of Fort Hills in the Oil Sands segment
62   2022 Fourth Quarter   Suncor Energy Inc.

in the third quarter of 2022. An expected cash flow approach with the following asset specific assumptions (Level 3 fair value inputs note 9) were applied:
•
Western Canada Select (WCS) price forecast of US$69.00/bbl in 2023, US$62.00/bbl in 2024, and an average price of US$50.00/bbl between 2025 and 2031, escalating at 2% per year thereafter over the life of the project up to 2060, adjusted for asset-specific location and quality differentials;

•
the company’s share of production ranging from 87,000 to 106,000 bbls/d over the life of the project;

•
cash operating costs averaging approximately $25.00/bbl over the life of the project (expressed in real dollars), which reflects operating, selling and general expenses adjusted for non-production costs, including share-based compensation, research costs, and excess power revenue;

•
foreign exchange rate of US$0.76 per one Canadian dollar; and

•
risk adjusted discount rate of 8.25% (after-tax).

The recoverable amount of the Fort Hills cash generating unit (CGU) was $2.8 billion (net of taxes) as at September 30, 2022. The recoverable amount estimate is most sensitive to price and discount rate. A 5% average decrease in price over the life of the project would have resulted in an additional impairment charge of approximately $1.0 billion (after-tax) on the company’s share of the Fort Hills assets. A 1% increase in the discount rate would have resulted in an additional impairment charge of approximately $0.2 billion (after-tax) on the company’s share of the Fort Hills assets.
No indicators of impairment or reversals of impairment were identified at December 31, 2022.
During the fourth quarter of 2021, the company performed an asset impairment test on its share of Fort Hills in the Oil Sands segment. The recoverable amount was $5.5 billion as at December 31, 2021, which indicated that no impairment loss or reversal was required.
Exploration and Production
White Rose assets:
In the second quarter of 2022, the company announced that concurrent with the decision to restart the West White Rose project by the joint venture owners, Suncor increased its ownership in the White Rose asset by 12.5% to approximately 39% (previously approximately 26%). The decision to restart was driven by a revised royalty structure and development plan. The company received $38 million (net of taxes of  $12 million) in cash consideration to acquire the additional working interest, which was primarily allocated to the asset retirement obligation and property, plant and equipment of the project. As a result of these events, during the second quarter of 2022, the company performed an impairment reversal test on the White Rose CGU as the recoverable amount of this CGU was sensitive to the restart decision. The impairment reversal test was performed using a recoverable amount based on the fair value less cost of disposal. An expected cash flow approach was used with the key assumptions discussed below (Level 3 fair value inputs – note 9).
As a result of the impairment reversal test, the recoverable amounts were determined to be greater than the carrying values of the White Rose CGU and the company recorded an impairment reversal of  $542 million (net of taxes of  $173 million) on its previous share of the White Rose assets in the Exploration and Production segment. The recoverable amount was determined based on the following asset-specific assumptions:
•
Brent price forecast of US$85.00/bbl in 2023, US$68.00 in 2024 and US$69.00 in 2025, escalating at 2% per year thereafter over the life of the project to 2038 and adjusted for asset-specific location and quality differentials;

•
anticipated first oil for the West White Rose project in the first half of 2026 and the company’s share of production of approximately 9,800 bbls/d (based on its previous working interest of approximately 26%) over the life of the project;

•
the company’s share of future capital expenditures of  $1.5 billion, including the West White Rose expansion; and

•
risk-adjusted discount rate of 9.0% (after-tax).

No other indicators of impairment or reversals of impairment were identified at December 31, 2022.
2022 Fourth Quarter   Suncor Energy Inc.   63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Norway assets:
During the third quarter of 2022, the company completed the sale of its Norway assets, including its 30% working interest in Oda and its 17.5% working interest in the Fenja Development Joint Operations, for net proceeds of  $297 million (net of cash disposed of  $133 million), resulting in a $65 million loss including foreign exchange impacts. The company completed the sale on September 30, 2022. The Norway assets are reported in the Exploration and Production segment.
In the second quarter of 2022, the company reclassified the assets and liabilities related to its Norway operations as assets held for sale and performed an impairment test on the Norway assets held for sale as at June 30, 2022. The impairment test was performed using the lower of its carrying amount and fair value less costs to sell (Level 2 fair value inputs – note 9). As a result of the impairment test, the company recorded a $47 million charge related to the impairment on its share of the Norway operations, net of a $23 million deferred tax adjustment associated with the assets held for sale.
11. Provisions
Suncor’s decommissioning and restoration provision increased by $1.3 billion for the twelve months ended December 31, 2022 due to a $3.6 billion increase in the estimated discounted cash flows primarily related to water treatment costs for mining assets, offset by a decrease of  $2.5 billion due to an increase in the credit-adjusted risk-free interest rate to 5.50% (December 31, 2021 – 3.70%)
12. Pensions and Other Post-Retirement Benefits
For the twelve months ended December 31, 2022, the actuarial gain on employee retirement benefit plans was $838 million (net of taxes of  $264 million), mainly due to an increase in the discount rate to 5.10% (December 31, 2021 – 2.90%).
13. Assets held for Sale
In the third quarter of 2022, the company reclassified the assets and liabilities related to its United Kingdom (U.K.) operations, including its interests in Buzzard and Rosebank located in the U.K. sector of the North Sea, as assets held for sale. The sales process is progressing, with a sale anticipated to close in mid-2023. The U.K. operations are reported within the Exploration and Production segment.
The table below details the assets and liabilities held for sale as at December 31, 2022:
($ millions)	December 31 2022
Assets

Currents assets	83

Property, plant and equipment, net	364

Exploration and evaluation	239
Total Assets	686
Liabilities

Current liabilities	(241)

Provisions	(217)
Total Liabilities	(458)
Net Assets	228
64   2022 Fourth Quarter   Suncor Energy Inc.

Subsequent to the fourth quarter of 2022, the company completed the sale of its wind and solar assets (Forty Mile, Adelaide, Magrath and Chin Chute) for gross proceeds of approximately $730 million, before closing adjustments and other closing costs, resulting in an estimated after-tax gain on sale of approximately $260 million. The company completed the sale of its Forty Mile and Adelaide Wind assets on January 3, 2023 and its Magrath and Chin Chute assets on January 10, 2023. The renewable energy business is reported within the Corporate segment.
The table below details the assets and liabilities held for sale as at December 31, 2022:
($ millions)	December 31 2022
Assets

Current assets	62

Property, plant and equipment, net and intangible assets	438
Total Assets	500
Liabilities

Current liabilities	(32)

Other long-term liabilities and provisions	(40)
Total Liabilities	(72)
Net Assets	428
2022 Fourth Quarter   Suncor Energy Inc.   65

SUPPLEMENTAL FINANCIAL AND OPERATING INFORMATION
QUARTERLY FINANCIAL SUMMARY
(unaudited)
	For the Quarter Ended					Twelve Months Ended
($ millions, except per share amounts)	Dec 31 2022	Sep 30 2022	Jun 30 2022	Mar 31 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Operating revenues, net of royalties(A)	13 920	14 944	16 135	13 337	11 149	58 336	39 132
Earnings (loss) before income taxes(B)

Oil Sands	1 625	(1 193)	2 892	2 309	1 169	5 633	2 825

Exploration and Production	578	637	1 361	645	603	3 221	1 791

Refining and Marketing	1 517	753	2 007	1 417	599	5 694	2 867

Corporate and Eliminations	(182)	(676)	(851)	(523)	(317)	(2 232)	(1 913)

Income tax expense	(797)	(130)	(1 413)	(899)	(501)	(3 239)	(1 451)
Net earnings (loss)	2 741	(609)	3 996	2 949	1 553	9 077	4 119
Adjusted operating earnings (loss)(B)(C)(D)

Oil Sands	1 719	2 195	2 872	2 256	1 172	9 042	2 829

Exploration and Production	578	555	716	645	376	2 494	1 343

Refining and Marketing	1 529	755	2 008	1 395	582	5 687	2 857

Corporate and Eliminations	(382)	47	(499)	(669)	(342)	(1 503)	(1 778)

Income tax expense included in adjusted operating earnings	(1 012)	(987)	(1 283)	(872)	(494)	(4 154)	(1 446)
Total	2 432	2 565	3 814	2 755	1 294	11 566	3 805
Adjusted funds from (used in) operations(B)(C)(D)

Oil Sands	2 929	3 257	4 231	3 414	2 459	13 831	7 575

Exploration and Production	719	894	841	724	565	3 178	1 951

Refining and Marketing	1 663	1 174	2 127	1 597	869	6 561	3 831

Corporate and Eliminations	(273)	100	(402)	(665)	(252)	(1 240)	(1 705)

Current income tax expense	(849)	(952)	(1 452)	(976)	(497)	(4 229)	(1 395)
Total	4 189	4 473	5 345	4 094	3 144	18 101	10 257
Change in non-cash working capital	(265)	(24)	(1 110)	(1 022)	(529)	(2 421)	1 507
Cash flow provided by operating activities	3 924	4 449	4 235	3 072	2 615	15 680	11 764
Per common share

Net earnings (loss) – basic	2.03	(0.45)	2.84	2.06	1.07	6.54	2.77

Net earnings (loss) – diluted	2.03	(0.45)	2.83	2.06	1.07	6.53	2.77

Adjusted operating earnings(C)(D)(E)	1.81	1.88	2.71	1.92	0.89	8.34	2.56

Cash dividends(E)	0.52	0.47	0.47	0.42	0.42	1.88	1.05

Adjusted funds from operations(C)(D)(E)	3.11	3.28	3.80	2.86	2.17	13.05	6.89

Cash flow provided by operating activities(E)	2.91	3.26	3.01	2.14	1.80	11.30	7.91
Capital and exploration expenditures (including capitalized interest)

Oil Sands	919	1 048	905	668	860	3 540	3 168

Exploration and Production(F)	113	132	115	83	73	443	270

Refining and Marketing	258	165	261	132	188	816	825

Corporate and Eliminations(G)	12	34	14	128	63	188	292
Total capital and exploration expenditures	1 302	1 379	1 295	1 011	1 184	4 987	4 555
See accompanying footnotes and definitions to the quarterly operating summaries.
66   2022 Fourth Quarter   Suncor Energy Inc.

SUPPLEMENTAL FINANCIAL AND OPERATING INFORMATION
QUARTERLY FINANCIAL SUMMARY (continued)
(unaudited)
	For the Twelve Months Ended
	Dec 31 2022	Sep 30 2022	Jun 30 2022	Mar 31 2022	Dec 31 2021
Return on capital employed(C) (%)	19.4	17.5	19.4	12.7	8.6

Return on capital employed – excluding impairments and impairment reversals(C) (%)	22.9	21.0	18.2	12.4	8.2

(A)
The company revised the presentation of certain gross revenues and purchases of crude oil and products to align with the current period presentation. For the three months ended March 31, 2022, gross revenues and purchases of crude oil and products were decreased by $150 million, with no effect on net earnings.

(B)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of the MD&A for a discussion on income taxes.

(C)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(D)
Beginning in the fourth quarter of 2021, the company revised the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations respectively, to better distinguish these non-GAAP financial measures from their respective comparable GAAP measures and better reflect the purpose of such measures. The composition of these measures remained unchanged and therefore no prior periods were revised.

(E)
Represents on a basic per share basis.

(F)
Excludes capital expenditures related to assets held for sale of  $16 million in the fourth quarter of 2022 and $57 million for twelve months ended December 31, 2022.

(G)
Excludes capital expenditures related to assets held for sale of  $24 million in the fourth quarter of 2022 and $76 million for twelve months ended December 31, 2022.

See accompanying footnotes and definitions to the quarterly operating summaries.
2022 Fourth Quarter   Suncor Energy Inc.   67

QUARTERLY OPERATING SUMMARY
(unaudited)
	For the Quarter Ended					Twelve Months Ended
Oil Sands	Dec 31 2022	Sep 30 2022	Jun 30 2022	Mar 31 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Production volumes (mbbls/d)
Total Oil Sands bitumen production	810.1	764.1	760.7	827.7	787.4	790.5	770.3
Oil Sands – upgraded – net SCO and diesel

Oil Sands operations	316.5	268.8	294.0	333.8	332.7	303.1	301.6

Syncrude	201.0	136.3	189.0	181.5	182.3	176.9	167.0
Total Oil Sands – upgraded – net SCO and diesel production	517.5	405.1	483.0	515.3	515.0	480.0	468.6
Oil Sands – non-upgraded bitumen

Oil Sands operations	102.0	145.1	71.1	82.9	95.4	100.4	124.9

Fort Hills	68.6	95.8	87.4	87.5	55.5	84.8	50.7
Total Oil Sands – non-upgraded bitumen production	170.6	240.9	158.5	170.4	150.9	185.2	175.6
Total Oil Sands production volumes	688.1	646.0	641.5	685.7	665.9	665.2	644.2
Oil Sands sales volumes (mbbls/d)

Upgraded – net SCO and diesel	505.3	418.9	489.4	517.7	496.1	482.6	465.7

Non-upgraded bitumen	174.5	231.2	162.7	153.7	176.7	180.7	183.8
Total Oil Sands sales volumes	679.8	650.1	652.1	671.4	672.8	663.3	649.5
Oil Sands operations cash operating costs(1)(A) ($ millions)

Cash costs	920	995	966	922	952	3 803	3 603

Natural gas	205	162	182	189	193	738	554
	1 125	1 157	1 148	1 111	1 145	4 541	4 157
Oil Sands operations cash operating costs(1)(A) ($/bbl)*

Cash costs	23.05	25.50	28.20	23.80	23.40	25.10	22.45

Natural gas	5.30	4.15	5.30	4.90	4.70	4.85	3.45
	28.35	29.65	33.50	28.70	28.10	29.95	25.90
Fort Hills cash operating costs(1)(A) ($ millions)

Cash costs	213	208	211	203	214	835	706

Natural gas	24	18	30	25	19	97	58
	237	226	241	228	233	932	764
Fort Hills cash operating costs(1)(A) ($/bbl)*

Cash costs	33.35	23.60	26.40	25.90	41.85	26.90	38.20

Natural gas	3.75	2.05	3.80	3.10	3.70	3.10	3.15
	37.10	25.65	30.20	29.00	45.55	30.00	41.35
Syncrude cash operating costs(1)(A) ($ millions)

Cash costs	623	545	607	550	561	2 325	2 111

Natural gas	40	29	44	34	30	147	104
	663	574	651	584	591	2 472	2 215
Syncrude cash operating costs(1)(A) ($/bbl)*

Cash costs	32.50	40.25	33.95	32.65	31.80	34.45	33.55

Natural gas	2.10	2.15	2.45	2.05	1.70	2.20	1.65
	34.60	42.40	36.40	34.70	33.50	36.65	35.20

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.
68   2022 Fourth Quarter   Suncor Energy Inc.

QUARTERLY OPERATING SUMMARY (continued)
(unaudited)
	For the Quarter Ended					Twelve Months Ended
Oil Sands Segment Operating Netbacks(A)(B)(C)	Dec 31 2022	Sep 30 2022	Jun 30 2022	Mar 31 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Non-upgraded bitumen ($/bbl)

Average price realized	61.43	86.34	119.97	102.78	67.47	91.27	59.16

Royalties	(10.37)	(11.41)	(19.71)	(15.17)	(9.50)	(13.81)	(5.53)

Transportation and distribution costs	(6.91)	(6.74)	(6.56)	(6.29)	(5.42)	(6.64)	(5.36)

Net operating expenses	(22.55)	(16.37)	(22.38)	(21.37)	(22.54)	(20.27)	(18.52)
Operating netback	21.60	51.82	71.32	59.95	30.01	50.55	29.75
Upgraded – net SCO and diesel ($/bbl)

Average price realized	109.28	124.30	141.39	118.80	93.87	123.25	82.24

Royalties	(10.66)	(15.20)	(26.57)	(16.60)	(10.64)	(17.27)	(6.75)

Transportation and distribution costs	(3.90)	(5.03)	(4.22)	(4.43)	(4.49)	(4.37)	(4.51)

Net operating expenses	(37.71)	(42.94)	(35.81)	(34.63)	(33.18)	(37.56)	(34.06)
Operating netback	57.01	61.13	74.79	63.14	45.56	64.05	36.92
Average Oil Sands segment ($/bbl)

Average price realized	97.00	110.80	136.08	115.13	86.94	114.56	75.71

Royalties	(10.59)	(13.85)	(24.87)	(16.28)	(10.36)	(16.33)	(6.41)

Transportation and distribution costs	(4.67)	(5.64)	(4.80)	(4.86)	(4.74)	(4.99)	(4.75)

Net operating expenses	(33.82)	(33.49)	(32.48)	(31.59)	(30.37)	(32.85)	(29.65)
Operating netback	47.92	57.82	73.93	62.40	41.47	60.39	34.90

(A)
Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Netbacks are based on sales volumes. Impact of inventory write-down is excluded until product is sold.

(C)
Beginning in the first quarter of 2022, to align with how management evaluates performance and to better align with the calculation methodology of Oil Sands cash operating costs, another non-GAAP financial measure used by the company, the company revised its calculation of net operating expenses included in Oil Sands operating netbacks. Comparative periods have been revised to reflect this change.

See accompanying footnotes and definitions to the quarterly operating summaries.
2022 Fourth Quarter   Suncor Energy Inc.   69

QUARTERLY OPERATING SUMMARY (continued)
(unaudited)
	For the Quarter Ended					Twelve Months Ended
Exploration and Production	Dec 31 2022	Sep 30 2022	Jun 30 2022	Mar 31 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Production volumes
E&P Canada (mbbs/d)	49.1	47.5	52.9	51.2	47.6	50.2	54.4

E&P International (mboe/d)	25.9	30.6	25.8	29.2	29.8	27.8	33.1
Total production volumes (mboe/d)	75.0	78.1	78.7	80.4	77.4	78.0	87.5

Total sales volumes (mboe/d)	75.1	81.1	86.7	79.5	67.2	80.6	82.8
Operating netbacks(A)(B)

E&P Canada ($/bbl)

Average price realized	116.75	132.64	143.57	126.15	101.87	131.35	87.04

Royalties	(15.70)	(17.52)	(19.58)	(19.47)	(14.59)	(18.25)	(12.20)

Transportation and distribution costs	(3.82)	(2.27)	(3.33)	(4.02)	(3.45)	(3.28)	(2.34)

Operating costs	(20.17)	(13.85)	(13.36)	(13.15)	(13.42)	(14.69)	(11.74)
Operating netback	77.06	99.00	107.30	89.51	70.41	95.13	60.76
E&P International (excluding Libya) ($/boe)

Average price realized	130.65	140.96	130.38	116.25	102.80	129.18	84.76

Transportation and distribution costs	(1.79)	(3.67)	(2.54)	(2.65)	(2.66)	(2.57)	(2.60)

Operating costs	(9.16)	(9.95)	(10.96)	(8.79)	(10.19)	(9.66)	(10.40)
Operating netback	119.70	127.34	116.88	104.81	89.95	116.95	71.76

(A)
Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the quarterly operating summaries.
70   2022 Fourth Quarter   Suncor Energy Inc.

QUARTERLY OPERATING SUMMARY (continued)
(unaudited)
	For the Quarter Ended					Twelve Months Ended
Refining and Marketing	Dec 31 2022	Sep 30 2022	Jun 30 2022	Mar 31 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Refined product sales (mbbls/d)	548.2	577.3	536.9	551.9	550.1	553.6	528.4

Crude oil processed (mbbls/d)	440.0	466.6	389.3	436.5	447.0	433.2	415.5

Rack forward sales volume (ML)	5 415	5 688	5 165	5 180	5 359	21 448	20 430

Utilization of refining capacity (%)	94	100	84	94	96	93	89
Refining and marketing gross margin – first-in, first-out (FIFO) ($/bbl)(A)	59.30	37.45	76.85	53.20	33.60	55.85	36.85

Refining and marketing gross margin – last-in, first-out (LIFO) ($/bbl)(A)	69.40	50.45	62.85	35.95	30.00	54.45	30.90

Rack forward gross margin (cpl)(A)(B)	6.15	6.35	5.45	7.35	6.40	6.30	7.10

Refining operating expense ($/bbl)(A)	7.90	6.80	7.15	6.25	6.10	7.00	5.95

Rack forward operating expense (cpl)(A)(B)	3.35	2.70	3.00	2.95	2.95	3.00	2.90
Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	108.1	111.7	101.2	106.9	113.5	107.0	110.2

Distillate	106.9	100.5	80.3	99.8	103.1	96.9	94.7
Total transportation fuel sales	215.0	212.2	181.5	206.7	216.6	203.9	204.9

Petrochemicals	10.4	9.7	10.2	10.6	13.8	10.2	12.4

Asphalt	19.4	24.2	16.2	14.8	20.6	18.7	17.9

Other	16.4	18.0	41.7	30.1	21.2	26.5	21.0
Total refined product sales	261.2	264.1	249.6	262.2	272.2	259.3	256.2
Crude oil supply and refining

Processed at refineries (mbbls/d)	211.8	211.9	191.4	209.6	214.3	206.2	202.8

Utilization of refining capacity (%)	95	95	86	94	97	93	91
Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	123.3	122.9	116.8	119.3	119.2	120.6	115.6

Distillate	135.5	151.3	149.6	154.5	134.8	147.7	133.8
Total transportation fuel sales	258.8	274.2	266.4	273.8	254.0	268.3	249.4

Asphalt	10.5	17.8	12.3	7.0	10.1	11.9	9.7

Other	17.7	21.2	8.6	8.9	13.8	14.1	13.1
Total refined product sales	287.0	313.2	287.3	289.7	277.9	294.3	272.2
Crude oil supply and refining

Processed at refineries (mbbls/d)	228.2	254.7	197.9	226.9	232.7	227.0	212.7

Utilization of refining capacity (%)	94	104	81	93	95	93	87

(A)
Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
In Q2 2021, the company began disclosing refinery rack forward margin and operating expenses to increase transparency into Suncor’s integrated model and align with how management evaluates the performance of the business. Rack forward encompasses Suncor’s retail and wholesale business. As an integrated oil and gas company, transfer prices are used to attribute margin to the value chain. The company’s transfer prices affecting the refining, supply and rack forward businesses employ replacement cost methodology, which may differ from those subject to supply agreements negotiated by independent market participants. Rack forward margins may include any incremental location differentials above replacement supply cost, as well as the applicable retail and wholesale channel margins generated within those markets.

See accompanying footnotes and definitions to the quarterly operating summaries.
2022 Fourth Quarter   Suncor Energy Inc.   71

QUARTERLY OPERATING METRICS RECONCILIATION
(unaudited)
Oil Sands Operating Netbacks(A)(B)(C)
($ millions, except per barrel amounts)
	December 31, 2022			September 30, 2022
For the quarter ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues, net of royalties	1 181	4 821	6 002	2 299	4 407	6 706

Add: royalties	166	496	662	243	586	829
Operating revenues	1 347	5,317	6 664	2 542	4 993	7 535

Other (loss) income	(113)	(33)	(146)	74	(4)	70

Purchases of crude oil and products	(182)	(76)	(258)	(634)	(144)	(778)

Gross realization adjustment(2)	(68)	(127)		(145)	(52)
Gross realization	984	5,081		1 837	4 793

Royalties	(166)	(496)	(662)	(243)	(586)	(829)

Transportation and distribution	(111)	(181)	(292)	(143)	(195)	(338)

Operating, selling and general (OS&G)	(511)	(1 982)	(2 493)	(536)	(1 742)	(2 278)

OS&G adjustment(3)	149	230		188	87
Net operating expenses	(362)	(1 752)		(348)	(1 655)
Operating netback	345	2 652		1 103	2 357

Sales volumes (mbbls)	16 050	46 487		21 272	38 561
Operating netback per barrel	21.60	57.01		51.82	61.13
	June 30, 2022			March 31, 2022
For the quarter ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues, net of royalties	1 929	5 346	7 275	1 571	4 914	6 485

Add: royalties	292	1 195	1 487	211	774	985
Operating revenues	2 221	6 541	8 762	1 782	5 688	7 470

Other (loss) income	(4)	20	16	(37)	44	7

Purchases of crude oil and products	(467)	(94)	(561)	(390)	(63)	(453)

Gross realization adjustment(2)	27	(105)		67	(136)
Gross realizations	1 777	6 362		1 422	5 533

Royalties	(292)	(1 195)	(1 487)	(211)	(774)	(985)

Transportation and distribution	(97)	(190)	(287)	(87)	(206)	(293)

OS&G	(311)	(1 858)	(2 169)	(364)	(1 848)	(2 212)

OS&G adjustment(3)	(20)	246		69	235
Net operating expenses	(331)	(1 612)		(295)	(1 613)
Operating netback	1 057	3 365		829	2 940

Sales volumes (mbbls)	14 808	44 992		13 830	46 592
Operating netback per barrel	71.32	74.79		59.95	63.14

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Impact of inventory writedown is excluded until product is sold.

(C)
Beginning in the first quarter of 2022, to align with how management evaluates performance and to better align with the calculation methodology of Oil Sands cash operating costs, another non-GAAP financial measure used by the company, the company revised its calculation of net operating expenses included in Oil Sands operating netbacks. Comparative periods have been revised to reflect this change.

See accompanying footnotes and definitions to the quarterly operating summaries.
72   2022 Fourth Quarter   Suncor Energy Inc.

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Oil Sands Operating Netbacks(A)(B)(C)
($ millions, except per barrel amounts)
	December 31, 2021
For the quarter ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues, net of royalties	1 344	3 971	5 315

Add: royalties	155	486	641
Operating revenues	1 499	4 457	5 956

Other (loss) income	7	4	11

Purchases of crude oil and products	(320)	(87)	(407)

Gross realization adjustment(2)	(88)	(92)
Gross realizations	1 098	4 282

Royalties	(155)	(486)	(641)

Transportation and distribution	(88)	(205)	(293)

OS&G	(434)	(1 700)	(2 134)

OS&G adjustment(3)	67	186
Net operating expenses	(367)	(1 514)
Operating netback	488	2 077

Sales volumes (mbbls)	16 260	45 644
Operating netback per barrel	30.01	45.56
	December 31, 2022			December 31, 2021
Year to date	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues, net of royalties	6 980	19 488	26 468	5 092	13 305	18 397

Add: royalties	912	3 051	3 963	376	1 147	1 523
Operating revenues	7 892	22 539	30 431	5 468	14 452	19 920

Other (loss) income	(80)	27	(53)	(56)	62	6

Purchases of crude oil and products	(1 673)	(377)	(2 050)	(1 231)	(213)	(1 444)

Gross realization adjustment(2)	(119)	(420)		(210)	(325)
Gross realizations	6 020	21 769		3 971	13 976

Royalties	(912)	(3 051)	(3 963)	(376)	(1 147)	(1 523)

Transportation and distribution	(438)	(772)	(1 210)	(359)	(767)	(1 126)

OS&G	(1 722)	(7 430)	(9 152)	(1 541)	(6 515)	(8 056)

OS&G adjustment(3)	386	798		299	728
Net operating expenses	(1 336)	(6 632)		(1 242)	(5 787)
Operating netback	3 334	11 314		1 994	6 275

Sales volumes (mbbls)	65 960	176 632		67 094	169 983
Operating netback per barrel	50.55	64.05		29.75	36.92

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Impact of inventory writedown is excluded until product is sold.

(C)
Beginning in the first quarter of 2022, to align with how management evaluates performance and to better align with the calculation methodology of Oil Sands cash operating costs, another non-GAAP financial measure used by the company, the company revised its calculation of net operating expenses included in Oil Sands operating netbacks. Comparative periods have been revised to reflect this change.

See accompanying footnotes and definitions to the quarterly operating summaries.
2022 Fourth Quarter   Suncor Energy Inc.   73

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Exploration and Production Operating Netbacks(A)
($ millions, except per barrel amounts)
	December 31, 2022				September 30, 2022
For the quarter ended	E&P International	E&P Canada	Other(4)(5)	E&P Segment	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues, net of royalties	378	345	190	913	280	630	6	916

Add: royalties	—	54	118	172	—	96	—	96
Operating revenues	378	399	308	1 085	280	726	6	1 012

Royalties	—	(54)	(118)	(172)	—	(96)	—	(96)

Transportation and distribution	(5)	(13)	(16)	(34)	(7)	(12)	—	(19)

OS&G	(31)	(83)	(19)	(133)	(26)	(85)	(7)	(118)

Non-production costs(6)	4	14			5	9
Operating netback	346	263			252	542

Sales volumes (mboe)	2 893	3 414			1 984	5 475
Operating netback per barrel	119.70	77.06			127.34	99.00
	June 30, 2022				March 31, 2022
For the quarter ended	E&P International	E&P Canada	Other(4)(5)	E&P Segment	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues, net of royalties	292	670	64	1,026	272	476	120	868

Add: royalties	—	105	88	193	—	87	60	147
Operating revenues	292	775	152	1 219	272	563	180	1 015

Royalties	—	(105)	(88)	(193)	—	(87)	(60)	(147)

Transportation and distribution	(6)	(19)	—	(25)	(6)	(17)	—	(23)

OS&G	(32)	(87)	(12)	(131)	(31)	(72)	(5)	(108)

Non-production costs(6)	7	14			9	14
Operating netback	261	578			244	401

Sales volumes (mboe)	2 240	5 404			2 336	4 460
Operating netback per barrel	116.88	107.30			104.81	89.51
	December 31, 2021
For the quarter ended	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues, net of royalties	215	324	92	631

Add: royalties	—	54	53	107
Operating revenues	215	378	145	738

Royalties	—	(54)	(53)	(107)

Transportation and distribution	(6)	(11)	—	(17)

OS&G	(28)	(61)	(7)	(96)

Non-production costs(6)	8	11
Operating netback	189	263

Sales volumes (mboe)	2 111	3 724
Operating netback per barrel	89.95	70.41

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.
74   2022 Fourth Quarter   Suncor Energy Inc.

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Exploration and Production Operating Netbacks(A)
($ millions, except per barrel amounts)
	December 31, 2022				December 31, 2021
Year to date	E&P International	E&P Canada	Other(4)(5)	E&P Segment	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues, net of royalties	1 222	2 122	379	3723	815	1447	238	2 500

Add: royalties	—	342	266	608	—	237	241	478
Operating revenues	1 222	2 464	645	4 331	815	1 684	479	2 978

Royalties	—	(342)	(266)	(608)	—	(237)	(241)	(478)

Transportation and distribution	(24)	(61)	(16)	(101)	(25)	(44)	(43)	(112)

OS&G	(120)	(327)	(43)	(490)	(133)	(268)	(28)	(429)

Non-production costs(6)	25	51			33	43
Operating netback	1 103	1 785			690	1 178

Sales volumes (mboe)	9 453	18 753			9 616	19 386
Operating netback per barrel	116.95	95.13			71.76	60.76

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.
2022 Fourth Quarter   Suncor Energy Inc.   75

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Refining and Marketing
($ millions, except as noted)
	For the Quarter Ended					Twelve Months Ended
Refining and Marketing Gross Margin Reconciliation	Dec 31 2022	Sep 30 2022	Jun 30 2022	Mar 31 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Operating revenues	9 019	9 615	10 239	7 855	6 623	36 728	22 915

Purchases of crude oil and products	(6 515)	(7 879)	(7 385)	(5 482)	(5 110)	(27 261)	(16 807)
	2 504	1 736	2 854	2 373	1 513	9 467	6 108

Other (loss) income	61	(46)	35	(110)	(2)	(60)	(50)

Non-refining and marketing margin(7)	3	(4)	(6)	(13)	(14)	(20)	(54)
Refining and marketing gross margin – FIFO(A)	2 568	1 686	2 883	2 250	1 497	9 387	6 004

Refinery production (mbbls)(8)	43 321	45 000	37 517	42 311	44 575	168 149	162 862
Refining and marketing gross margin – FIFO ($/bbl)(A)	59.30	37.45	76.85	53.20	33.60	55.85	36.85
FIFO loss (gain) and risk management activities adjustment(B)	439	585	(525)	(729)	(161)	(230)	(972)
Refining and marketing gross margin – LIFO(A)(B)	3 007	2 271	2 358	1 521	1 336	9 157	5 032
Refining and marketing gross margin – LIFO ($/bbl)(A)(B)(C)	69.40	50.45	62.85	35.95	30.00	54.45	30.90
Rack forward gross margin(D)

Refining and marketing gross margin – FIFO(A)	2 568	1 686	2 883	2 250	1 497	9 387	6 004

Refining and supply gross margin	(2 236)	(1 326)	(2 602)	(1 869)	(1 154)	(8 033)	(4 550)
Rack forward gross margin(A)(9)	332	360	281	381	343	1 354	1 454

Sales volume (ML)	5 415	5 688	5 165	5 180	5 359	21 448	20 430

Rack forward gross margin (cpl)(A)	6.15	6.35	5.45	7.35	6.40	6.30	7.10
Refining and rack forward operating expense reconciliation

Operating, selling and general	680	596	592	559	566	2 427	2 019

Less: Rack forward operating expense(A)(D)(10)	181	154	156	153	159	644	594

Less: Other operating expenses(11)	157	137	167	141	135	602	457
Refining operating expense(A)	342	305	269	265	272	1 181	968

Refinery production (mbbls)(8)	43 321	45 000	37 517	42 311	44 575	168 149	162 862
Refining operating expense ($/bbl)(A)	7.90	6.80	7.15	6.25	6.10	7.00	5.95
Sales volume (ML)	5 415	5 688	5 165	5 180	5 359	21 448	20 430

Rack forward operating expense (cpl)(A)(D)	3.35	2.70	3.00	2.95	2.95	3.00	2.90

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Refining and marketing margin – LIFO excludes the impact of risk management activities.

(C)
The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.

(D)
In Q2 2021, the company began disclosing refinery rack forward margin and operating expenses to increase transparency into Suncor’s integrated model and align with how management evaluates the performance of the business. Rack forward encompasses Suncor’s retail and wholesale business. As an integrated oil and gas company, transfer prices are used to attribute margin to the value chain. The company’s transfer prices affecting the refining, supply and rack forward businesses employ replacement cost methodology, which may differ from those subject to supply agreements negotiated by independent market participants. Rack forward margins may include any incremental location differentials above replacement supply cost, as well as the applicable retail and wholesale channel margins generated within those markets.

See accompanying footnotes and definitions to the quarterly operating summaries.
76   2022 Fourth Quarter   Suncor Energy Inc.

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Refining and Marketing
Suncor custom 5-2-2-1 index(A)(12)
(US$/bbl, except as noted)		For the Quarter Ended					Twelve Months Ended
(average for the quarter and year ended)		Dec 31 2022	Sep 30 2022	Jun 30 2022	Mar 31 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
WTI crude oil at Cushing		82.65	91.65	108.40	94.40	77.15	94.25	67.95

SYN crude oil at Edmonton		86.80	100.45	114.45	93.10	75.35	98.70	66.30

WCS at Hardisty		57.00	71.75	95.60	79.80	62.50	75.95	54.90
New York Harbor 2-1-1 crack(B)		52.75	46.70	60.05	28.25	20.65	47.00	19.40

Chicago 2-1-1 crack(B)		39.20	43.30	49.40	20.20	16.90	38.10	17.75
Product value
New York Harbor 2-1-1 crack(C)	40%	54.15	55.35	67.40	49.05	39.10	56.50	34.95

Chicago 2-1-1 crack(D)	40%	48.75	54.00	63.10	45.85	37.60	52.95	34.30

WTI	20%	16.55	18.35	21.70	18.90	15.45	18.85	13.60

Seasonality factor		6.50	5.00	5.00	6.50	6.50	5.75	5.75
		125.95	132.70	157.20	120.30	98.65	134.05	88.60
Crude value
SYN	40%	34.70	40.20	45.80	37.25	30.15	39.50	26.50

WCS	40%	22.80	28.70	38.25	31.90	25.00	30.40	21.95

WTI	20%	16.55	18.35	21.70	18.90	15.45	18.85	13.60
		74.05	87.25	105.75	88.05	70.60	88.75	62.05
Suncor custom 5-2-2-1 index		51.90	45.45	51.45	32.25	28.05	45.30	26.55
Suncor custom 5-2-2-1 index (Cdn$/bbl)(A)		70.45	59.35	65.70	40.85	35.35	58.95	33.30

(A)
The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.

(B)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel.

(C)
Product value of the New York Harbor 2-1-1 crack is calculated by adding the values of the New York Harbor 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

(D)
Product value of the Chicago 2-1-1 crack is calculated by adding the values of the Chicago 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

See accompanying footnotes and definitions to the quarterly operating summaries.
2022 Fourth Quarter   Suncor Energy Inc.   77

Operating Summary Information
Non-GAAP Financial Measures
Certain financial measures in this document – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, rack forward gross margin, refining operating expense, rack forward operating expense and operating netbacks – are not prescribed by generally accepted accounting principles (GAAP). Suncor uses this information to analyze business performance, leverage and liquidity and includes these financial measures because investors may find such measures useful on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
Adjusted operating earnings (loss), Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each respective quarterly Report to Shareholders in respect of the relevant quarter (Quarterly Reports). Adjusted funds from (used in) operations is defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective Quarterly Report. Refining and marketing gross margin, rack forward gross margin, refining operating expense and rack forward operating expense are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Operating Metrics Reconciliation section of each respective Quarterly Report. Operating netbacks are defined below and are reconciled to GAAP measures in the Quarterly Operating Metrics Reconciliation section of each respective Quarterly Report. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in this Quarterly Report.
Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were revised.
Oil Sands Operating Netbacks
Oil Sands operating netbacks are a non-GAAP measure, presented on a crude product and sales barrel basis, and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses Oil Sands operating netbacks to measure crude product profitability on a sales barrel basis.
Exploration and Production (E&P) Operating Netbacks
E&P operating netbacks are a non-GAAP measure, presented on an asset location and sales barrel basis, and are derived from the E&P segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses E&P operating netbacks to measure asset profitability by location on a sales barrel basis.
Definitions
(1)
Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for i) non-production costs that management believes do not relate to production performance, including, but not limited to, share-based compensation adjustments, research costs, safe-mode costs associated with the deferral of capital projects, additional costs incurred in response to the COVID-19 pandemic, adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production and the expense recorded as part of a non-monetary arrangement involving a third-party processor; ii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; and iii) project startup costs. Oil Sands operations and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets through the interconnecting pipelines. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.

(2)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

(3)
Reflects adjustments for general and administrative costs not directly attributed to the production of each crude product type, as well as the revenues associated with excess power from cogeneration units.

(4)
Reflects other E&P assets, such as Libya, for which netbacks are not provided.

(5)
Production from the company’s Libya operations has been presented in this document on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. Under the working-interest basis, revenue includes a gross-up amount with offsetting amounts presented in royalties in the E&P segment and income tax expense reported at the total consolidated level.

(6)
Reflects adjustments for general and administrative costs not directly attributed to production.

(7)
Reflects adjustments for intersegment marketing fees.

78   2022 Fourth Quarter   Suncor Energy Inc.

(8)
Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

(9)
Rack forward operating revenues, other income less purchases of crude oil and products.

(10)
Rack forward operating expense reflects operating, selling and general expenses associated with retail and wholesale operations.

(11)
Reflects operating, selling and general expenses associated with the company’s ethanol businesses and certain general and administrative costs not directly attributable to refinery production.

(12)
The custom 5-2-2-1 index is designed to represent Suncor’s Refining and Marketing business based on publicly available pricing data and approximates the gross margin on five barrels of crude oil of varying grades that is refined to produce two barrels of both gasoline and distillate and one barrel of secondary product. The index is a single value that is calculated by taking the product value of refined products less the crude value of refinery feedstock incorporating the company’s refining, product supply and rack forward businesses, but excluding the impact of first-in, first-out accounting. The product value is influenced by New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor is an estimate and reflects the location, quality and grade differentials for refined products sold in the company’s core markets during the winter and summer months. The crude value is influenced by SYN, WCS and WTI benchmarks.

Explanatory Notes
*
Users are cautioned that the Oil Sands operations, Fort Hills and Syncrude cash operating costs per barrel measures may not be fully comparable to one another or to similar information calculated by other entities due to the differing operations of each entity as well as other entities’ respective accounting policy choices.

Abbreviations
bbl	– barrel
bbls/d	– barrels per day
mbbls	– thousands of barrels
mbbls/d	– thousands of barrels per day
boe	– barrels of oil equivalent
boe/d	– barrels of oil equivalent per day
mboe	– thousands of barrels of oil equivalent
mboe/d	– thousands of barrels of oil equivalent per day
cpl	– cents per litre
ML	– million litres
WTI	– West Texas Intermediate
SYN	– Synthetic crude oil benchmark
WCS	– Western Canadian Select
Metric Conversion
1 m3 (cubic metre) = approximately 6.29 barrels
2022 Fourth Quarter   Suncor Energy Inc.   79